As Filed with the Securities and Exchange Commission on March 27, 2006

                                                           Registration No. 333-

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-4
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                               FSM-DELAWARE, INC.
             (Exact Name of Registrant as Specified in its charter)

           Delaware                             5411                     20-4525553
   (State or jurisdiction of        (Primary Standard Industrial      (I.R.S. Employer
incorporation or organization)       Classification Code Number)       Identification)

                                 922 Highway 33
                               Building 6, Suite 1
                            Howell, New Jersey 07731
                                 (732) 462-4700
          (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                Richard J. Saker
                                    President
                               FSM-Delaware, Inc.
                                 922 Highway 33
                               Building 6, Suite 1
                            Howell, New Jersey 07731
                                 (732) 462-4700
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                        Copies of all communications to:

                              John A. Aiello, Esq.
                        Giordano, Halleran & Ciesla, P.C.
                               125 Half Mile Road
                                  P.O. Box 190
                          Middletown, New Jersey 07748
                                 (732) 741-3900

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this Registration Statement and satisfaction or waiver of all other conditions to the transactions described in the enclosed Proxy Statement/Prospectus.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. |_|.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

                         CALCULATION OF REGISTRATION FEE

==================================================================================================
                                                 PROPOSED
   TITLE OF EACH CLASS                           MAXIMUM         PROPOSED MAXIMUM      AMOUNT OF
      OF SECURITIES        AMOUNT TO BE       OFFERING PRICE        AGGREGATE         REGISTRATION
        REGISTERED          REGISTERED         PER SECURITY       OFFERING PRICE          FEE
   -------------------     ------------       --------------     ----------------     ------------
--------------------------------------------------------------------------------------------------
Common Stock                  988,117             $52.00          $51,382,084(1)         $5,498
--------------------------------------------------------------------------------------------------

(1) The registration fee has been calculated in accordance with Rule 457(f)(1) under the Securities Act of 1933 based upon the average of the high and low trading prices of the Foodarama Supermarkets, Inc. common stock to be received by the Registrant in the proposed exchange as of March 23, 2006.

                                   ----------

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

      The information in this prospectus is not complete and may be changed. These securities may not be sold until the Registration Statement filed with the Securities and Exchange Commission is effective. This preliminary proxy statement/prospectus is not an offer to sell nor does it seek an offer to buy those securities, in any jurisdiction where the offer or sale is not permitted.

                   Subject to Completion, Dated March 27, 2006

Prospectus of                                                 Proxy Statement of
FSM-Delaware, Inc.                                  Foodarama Supermarkets, Inc.
922 Highway 33                                                    922 Highway 33
Building 6, Suite 1                                          Building 6, Suite l
Howell, New Jersey  07731                               Howell, New Jersey 07731

              Share Exchange Proposal - Your Vote is Very Important

      The Board of Directors of Foodarama Supermarkets, Inc., a New Jersey corporation, and the Board of Directors of FSM-Delaware, Inc., a Delaware corporation and wholly owned subsidiary of Foodarama, have approved an Agreement and Plan of Share Exchange dated as of March 2, 2006. If approved by Foodarama's shareholders, the Agreement and Plan of Share Exchange will result in all of the outstanding shares of Foodarama common stock being exchanged for an equal number of shares of common stock of FSM-Delaware in a share exchange transaction. The purpose of the share exchange is to change the state of incorporation of the company that you own from New Jersey to Delaware. After the completion of the share exchange, each shareholder of Foodarama will become a stockholder of FSM-Delaware, and Foodarama will become a wholly owned subsidiary of FSM-Delaware. The number of shares of FSM-Delaware common stock that you own will be the same as the number of shares of Foodarama common stock that you own immediately prior to the completion of the share exchange, and your proportionate ownership and relative voting rights will remain unchanged.

      The share exchange is a part of a reorganization of Foodarama that has been proposed in connection with a tender offer for Foodarama's common stock that has been made by Saker Holdings Corp., a corporation formed by a purchaser group consisting of Richard J. Saker, President and Chief Executive Officer of Foodarama, Joseph J. Saker, Chairman of Foodarama, Joseph J. Saker, Jr., Senior Vice President-Marketing and Advertising and Secretary of Foodarama, Thomas A. Saker, Vice President of Store Operations of Foodarama, and four other members of the Saker family. Pursuant to the tender offer, Saker Holdings Corp. is offering to acquire each outstanding share of Foodarama's common stock not already owned by a member of the purchaser group for a price of $53 per share. In connection with its tender offer, Saker Holdings Corp. is mailing an Offer to Purchase to each record holder of Foodarama's common stock at approximately the same time that this proxy statement/prospectus is being mailed. As explained in more detail in this proxy statement/prospectus, the completion of the tender offer is conditioned upon the prior approval of the share exchange by Foodarama's shareholders. The tender offer, the share exchange and a proposed merger of FSM-Delaware into Saker Holdings Corp. that the purchaser group intends to effect if the tender offer and share exchange are completed, are all a part of a "going private" transaction that will result in Foodarama ceasing to be a publicly traded company. Shares of FSM-Delaware are not listed on any stock exchange or the Nasdaq stock market and FSM-Delaware does not intend to seek any such listing unless the share exchange is completed under circumstances in which the going private transaction has not been completed. All shareholders are urged to carefully read the proxy statement/prospectus for details about the share exchange, the tender offer and the proposed merger.

      The share exchange involves certain risks to shareholders of Foodarama Supermarkets, Inc. See "Special Factors" beginning on page 12.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the shares of FSM-Delaware common stock to be issued in connection with the share exchange or determined if this proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

          The date of this proxy statement/prospectus is April __, 2006

                          Foodarama Supermarkets, Inc.
                                 922 Highway 33
                               Building 6, Suite l
                            Howell, New Jersey 07731

                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                           TO BE HELD ON MAY __, 2006

      A special meeting of the shareholders of Foodarama Supermarkets, Inc. will be held at 922 Highway 33, Building 6, Suite 1, Howell, New Jersey on May __, 2006, at 2:00 p.m., local time, for the following purposes:

1. To adopt the Agreement and Plan of Share Exchange, substantially in the form attached to this proxy statement/prospectus as Annex I, between Foodarama Supermarkets, Inc., a New Jersey corporation, and FSM-Delaware, Inc., a Delaware corporation, pursuant to which each outstanding share of common stock of Foodarama will be exchanged for one share of common stock of FSM-Delaware, Foodarama will become a wholly owned subsidiary of FSM-Delaware and all current shareholders of Foodarama will become stockholders of FSM-Delaware.

2. To transact such other business as may properly come before the special meeting.

      The Foodarama Board of Directors, after carefully considering many factors, has determined that the proposed share exchange transaction is advisable and in the best interests of Foodarama and its shareholders. We encourage you to read the Agreement and Plan of Share Exchange.

      Foodarama's Board of Directors recommends that you vote "FOR" the proposal to approve the Agreement and Plan of Share Exchange.

      All Foodarama shareholders are cordially invited to attend the special meeting. The Board of Directors of Foodarama has fixed the close of business on April __, 2006, as the record date for determination of shareholders entitled to notice of, and to vote at, the special meeting or adjournments thereof. Shareholders of record on the record date may vote in person or by proxy.

      Your vote is very important. To ensure that your shares are represented, you should vote your proxy by completing, signing and dating the enclosed proxy card and returning it promptly in the enclosed envelope, whether or not you expect to attend the special meeting. You may revoke your proxy and vote in person if you decide to attend the special meeting.

                                        By Order of the Board of Directors:

                                        JOSEPH J. SAKER, Jr.
                                        Secretary

April __, 2006

                         THIS PROXY STATEMENT/PROSPECTUS
                       INCORPORATES ADDITIONAL INFORMATION

      This proxy statement/prospectus incorporates important business and financial information about Foodarama from other documents that are not included in or delivered with this proxy statement/prospectus. Such information is included in documents filed by Foodarama with the Securities and Exchange Commission and is available to you without charge upon your written or oral request. You can obtain those documents by requesting them in writing or by telephone from Foodarama at the following address and telephone numbers:

                          Foodarama Supermarkets, Inc.
                                 922 Highway #33
                               Building 6, Suite 1
                            Howell, New Jersey 07731
                           Attention: Michael Shapiro
                Senior Vice President and Chief Financial Officer
                                 (732) 462-4700

      These documents are available to shareholders without charge. If you wish to request documents, Foodarama must receive your written or oral request by May __, 2006 (which is five business days before the scheduled date of the Foodarama special meeting) in order for you to receive them before the special meeting.

         See "Where You Can Find More Information" beginning on page 67.

                                TABLE OF CONTENTS

                                                                           PAGE
                                                                          ------

SUMMARY TERM SHEET                                                           4
SPECIAL FACTORS                                                             12
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS                   13
SPECIAL MEETING                                                             14
THE SHARE EXCHANGE                                                          17
THE TENDER OFFER AND SUPPORT AGREEMENT                                      41
DESCRIPTION OF AUTHORIZED SHARES OF FSM-DELAWARE                            46
COMPARISON OF RIGHTS OF SHAREHOLDERS                                        49
CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE SHARE EXCHANGE AND MERGER    59
MANAGEMENT OF FOODARAMA                                                     61
SECURITIES OWNERSHIP OF FOODARAMA MANAGEMENT                                63
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS                        64
SELECTED HISTORICAL FINANCIAL INFORMATION                                   65
SHAREHOLDER PROPOSALS AND NOMINATIONS                                       66
LEGAL MATTERS                                                               67
EXPERTS                                                                     67
WHERE YOU CAN FIND MORE INFORMATION                                         67
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE                             67

                               SUMMARY TERM SHEET

      This summary term sheet, which is in question and answer format, summarizes selected information contained elsewhere in this proxy statement/prospectus but may not contain all of the information that may be important to you. Foodarama urges you to read this entire proxy statement/prospectus carefully, including the appendices and the other documents that accompany this proxy statement/prospectus.

What am I being asked to vote on?

      You are being asked to vote in favor of an Agreement and Plan of Share Exchange pursuant to which your shares of Foodarama common stock will automatically become an identical number of shares of FSM-Delaware common stock.

Why are we proposing the share exchange?

      Saker Holdings Corp., a corporation formed by a purchaser group consisting of Richard J. Saker, President and Chief Executive Officer of Foodarama, Joseph
J. Saker, Chairman of Foodarama, Joseph J. Saker, Jr., Senior Vice President-Marketing and Advertising and Secretary of Foodarama, Thomas A. Saker, Vice President of Store Operations of Foodarama, and four other members of the family of Joseph J. Saker, has commenced a tender offer for all of the outstanding shares of common stock of Foodarama not owned by members of the purchaser group at a price of $53 per share. A special committee of our Board of Directors appointed to evaluate the tender offer has recommended that shareholders accept the tender offer. One of the conditions of the tender offer is the approval of the share exchange by Foodarama's shareholders.

How will the share exchange be accomplished?

      As a result of the share exchange, each currently outstanding share of Foodarama common stock will automatically become one share of FSM-Delaware common stock. This procedure will result in you becoming a stockholder in FSM-Delaware. After the share exchange, you will own an interest in FSM-Delaware. The steps in the share exchange are more fully described in "The Share Exchange -- Structure of the Share Exchange."

What are the benefits to shareholders of Foodarama of approving the share exchange?

      The share exchange is one step in a proposed "going private transaction" involving Foodarama which, if approved by shareholders, will enable you to receive $53 in cash for your shares of Foodarama common stock in the tender offer if you elect to tender your shares to Saker Holdings Corp. pursuant to the tender offer. If the share exchange is completed, FSM-Delaware will be merged with and into Saker Holdings Corp., and any Foodarama shareholder that did not tender shares in the tender offer will receive $53 in cash as a result of the merger, subject to their right to exercise appraisal rights under the Delaware General Corporation Law.

Will the share exchange dilute my ownership interest?

      No. The share exchange will not immediately dilute your ownership interest. Immediately after the share exchange is completed, you will own the same percentage of FSM-Delaware common stock as you own of Foodarama common stock immediately prior to the completion of the share exchange. However, if the share exchange is approved and you tender shares of Foodarama in the tender offer, the tendered shares will be purchased by Saker Holdings Corp. upon completion of the tender offer. Any shares not tendered in the tender offer will be converted into the right to receive $53 in cash upon completion of the merger of FSM-Delaware with and into Saker Holdings Corp., subject to your rights to exercise appraisal rights under Delaware law.

Is the tender offer supported by the Foodarama Board of Directors?

      Saker Holdings Corp. is making the tender offer directly to Foodarama's shareholders. A special committee of our Board of Directors (which we refer to as the Special Committee), consisting of the three members of the Board of Directors who are not shareholders of Saker Holdings Corp. and are otherwise independent, has recommended that shareholders unaffiliated with Saker Holdings Corp. and its shareholders tender their shares in the tender offer. We have prepared a Solicitation/Recommendation Statement on Schedule 14D-9 containing additional information regarding the determination and recommendation of the Special Committee, including a discussion of the opinion of William Blair & Company, LLC delivered to the Special Committee that as of March 2, 2006, based upon and subject to the assumptions, limitations and qualifications set forth therein, the price to be received in connection with the tender offer and the proposed merger, considered as a single transaction, is fair, from a financial point of view to the shareholders of Foodarama who are being asked to tender their shares. The Solicitation/Recommendation Statement is being sent to shareholders concurrently with this proxy statement/prospectus. Foodarama and Saker Holdings Corp. have entered into a Tender Offer and Support Agreement which requires Foodarama to reimburse Saker Holdings Corp. for out-of-pocket expenses incurred in connection with its proposed tender offer if Foodarama's shareholders fail to approve the share exchange and the Tender Offer and Support Agreement is thereafter terminated. Pursuant to the Tender Offer and Support Agreement, Foodarama will be required to pay to Saker Holdings Corp. a $1,500,000 termination fee (with a credit against that fee for all reimbursed expenses) if the Special Committee withdraws its recommendation that the shareholders of Foodarama tender their shares in the tender offer and vote in favor of the share exchange and the Tender Offer and Support Agreement is thereafter terminated.

How does the tender offer price compare to recent trading prices of Foodarama common stock?

      The proposed tender offer price represents a 43% premium over the closing price of $37 per share of Foodarama common stock reported by the American Stock Exchange on December 1, 2005, the last full trading day prior to the public announcement of the proposed tender offer, and a premium of 38% over the average closing price during the 30 day period prior to the public announcement of the proposed tender offer. The following table sets forth the high and low trading prices of Foodarama common stock on the American Stock Exchange during fiscal 2004, 2005 and 2006, respectively.

                                                             High         Low
                                                           --------     --------
Fiscal 2004

First Quarter                                               $32.00       $24.05
Second Quarter                                               37.23        29.25
Third Quarter                                                48.25        36.75
Fourth Quarter                                               48.00        36.00

Fiscal 2005

First Quarter                                               $40.75       $36.50
Second Quarter                                               40.00        34.00
Third Quarter                                                35.75        31.00
Fourth Quarter                                               38.00        32.00

Fiscal 2006

First Quarter                                               $56.50       $37.00
Second Quarter (through March 24, 2006)                      57.00        50.99

      On March 24, 2006, the closing price of Foodarama common stock on the American Stock Exchange was $52 per share.

Will Foodarama shareholders be taxed as a result of the share exchange?

      Shareholders of Foodarama will not recognize any gain or loss for U.S. federal income tax purposes as a result of the share exchange; however, your receipt of cash for shares of Foodarama in the tender offer or your receipt of cash for shares of FSM-Delaware in the merger of FSM-Delaware with and into Saker Holdings Corp. will be a taxable transaction for U.S. federal income tax purposes. Because individual circumstances may differ, you should consult your own tax advisor to determine the tax impact of the tender offer, share exchange and merger on you, including the effect of state, local and other tax laws.

      We urge you to consult your own tax advisors regarding your particular tax consequences.

Has the Internal Revenue Service rendered an opinion on the share exchange or the related "going private" transaction?

      No. We are not requesting any ruling from the Internal Revenue Service.

When do you expect to complete the tender offer, share exchange and merger?

      We hope to complete the share exchange immediately after the consummation of the tender offer, and the merger of FSM-Delaware with and into Saker Holdings Corp. immediately after the completion of the share exchange. The tender offer is currently scheduled to expire on May __, 2006, but Saker Holdings Corp. may extend the tender offer under certain circumstances and is required to extend the tender offer upon Foodarama's request under certain other circumstances. The consummation of the tender offer is subject to numerous conditions, including:

      o     the approval of the share exchange by the Foodarama shareholders;

      o there being validly tendered and not withdrawn sufficient shares of Foodarama common stock so that Saker Holdings Corp. and its affiliates would own at least 90% of Foodarama's outstanding shares after completing the tender offer;

      o the Special Committee not having modified or withdrawn its recommendation of the tender offer;

      o     the receipt of financing by Saker Holdings Corp.; and

      o     the consent of Wakefern Food Corporation.

      Saker Holdings Corp. has requested the consent of Wakefern Food Corporation and expects that it will receive that consent.

Are there any federal or state regulatory requirements that must be complied with or approvals that must be obtained in connection with the share exchange?

      No. There are no federal or state regulatory requirements or approvals that must be complied with or obtained in order to complete the share exchange.

Who are the parties to the Agreement and Plan of Share Exchange?

      The parties to the Agreement and Plan of Share Exchange are Foodarama Supermarkets, Inc., a New Jersey corporation, and FSM-Delaware, Inc., a Delaware corporation.

      Foodarama, incorporated in 1958, operates a chain of 26 supermarkets located in Central New Jersey, as well as two liquor stores and one garden center, all licensed as ShopRite. Foodarama also operates a central food processing facility to supply its stores with certain meat products, various prepared salads, prepared foods and other items and a central baking facility which supplies its stores with bakery products. Foodarama is a member of Wakefern Food Corporation, a retailer-owned food cooperative warehouse in the United States and owner of the ShopRite name. Foodarama's headquarters are located at 922 Highway 33, Building 6, Suite 1, Howell, New Jersey 07731 and its telephone number is (732) 462-4700.

      FSM-Delaware, a newly formed Delaware corporation, is a wholly owned subsidiary of Foodarama that has no significant assets or capitalization and has not engaged in any business or other activities other than in connection with its formation and the transactions referred to in this proxy statement/prospectus. FSM-Delaware's headquarters are located at 922 Highway 33, Building 6, Suite 1, Howell, New Jersey 07731 and its telephone number is (732) 462-4700.

Will the share exchange be completed if the tender offer is not completed?

      If the tender offer is not completed but the share exchange is approved by Foodarama's shareholders, the Foodarama Board of Directors will have the discretion to determine whether or not to implement the share exchange. The Board must make its decision within 30 days after the Tender Offer and Support Agreement is terminated. The Foodarama Board of Directors has not yet made a decision as to whether the share exchange will be implemented if the tender offer is not completed.

Will I be able to trade my shares during the time between the date of this proxy statement/prospectus and the effective time of the share exchange?

      Yes. You will be able to trade your shares during the time between the date of this proxy statement/prospectus and the effective time of the share exchange. However, upon consummation of the share exchange, Foodarama common stock will be delisted from the American Stock Exchange and we do not expect there to be a market for the shares of FSM-Delaware common stock for which the Foodarama common stock will be exchanged.

What are the plans for Foodarama following the share exchange?

      Both New Jersey and Delaware law provides for a "short-form" merger whereby a corporation that owns 90% or more of the outstanding stock of another corporation may merge the two entities without obtaining shareholder consent. If Foodarama completes the share exchange and Saker Holdings Corp. completes the tender offer after acquiring a sufficient number of shares such that it owns at least 90% of Foodarama's outstanding shares, Saker Holdings Corp. will effect a short-form merger of FSM-Delaware with and into Saker Holdings Corp. and each outstanding share of FSM-Delaware common stock will be converted into the right to receive $53 in cash in the merger, subject to appraisal rights under Delaware law. The merger would eliminate the equity interest in FSM-Delaware of any former Foodarama shareholder that did not participate in the tender offer. As a result of the consummation of the tender offer, the share exchange and the merger, Foodarama will be wholly owned by Saker Holdings Corp., which will be wholly owned by members of the Saker family. Saker Holdings Corp. does not contemplate any material changes in the day to day management and operation of the business of Foodarama.

      The purchaser group that formed Saker Holdings Corp. has advised Foodarama that if it completes the tender offer under circumstances in which it owns less than 90% of Foodarama's outstanding shares after the closing of the tender offer, it may, among other things:

      o engage in open market or privately negotiated purchases of Foodarama shares and/or exercise options held by members of the purchaser group to increase its aggregate ownership to at least 90% of Foodarama's then outstanding shares of common stock and then effect a "short-form" merger of FSM-Delaware into Saker Holdings Corp. after the completion of the share exchange; or

      o propose that Saker Holdings Corp. and FSM-Delaware, after the completion of the share exchange, enter into a merger agreement to effect a "long-form" merger, which would require the approval of FSM-Delaware's Board of Directors and the approval of FSM-Delaware's stockholders.

      In addition, if there are fewer than 300 holders of Foodarama common stock, or if Foodarama is unable to comply with another requirement for continued listing on the American Stock Exchange as a result of the purchase of tendered shares pursuant to the tender offer, Foodarama's common stock may be delisted from the American Stock Exchange and deregistered from the reporting obligations of the Securities Exchange Act of 1934. Further, any shares of FSM-Delaware issued in exchange for shares of Foodarama common stock pursuant to the share exchange would not likely be listed for public trading on any stock exchange or subject to quotation on any quotation system. Moreover, if FSM-Delaware has fewer than 300 stockholders, it will not be required to file reports under the Securities Exchange Act of 1934.

Why is a share exchange with a Delaware corporation included in the series of transactions?

      The purchaser group and their advisers chose this structure because the New Jersey Shareholders Protection Act could be construed as prohibiting a merger of Saker Holdings Corp. with and into Foodarama. See "The Share Exchange
- Reasons for and Purpose of the Share Exchange" beginning on page 18 and "Comparison of Rights of Shareholders - Comparison of Shareholders' Rights under New Jersey Law and Delaware Law - New Jersey Shareholders Protection Act" beginning on page 53 for a more complete discussion of the reasons for this structure and for a more complete description of the New Jersey Shareholders Protection Act, respectively. In addition, Delaware was chosen as the state of incorporation for Saker Holdings Corp., which will own all of the outstanding stock of Foodarama upon completion of the merger, for its political stability, legal framework and business-friendly environment.

Will I have the ability to assert dissenter rights with respect to my shares?

      You will not have the right to exercise dissenter rights with respect to your Foodarama shares under New Jersey law in connection with the share exchange. If you do not tender your Foodarama shares in the tender offer and each of the share exchange and proposed merger is consummated, you will have a statutory right to demand payment of the fair value of your shares of FSM-Delaware plus accrued interest, if any, from the date of the merger in accordance with the Delaware General Corporation Law. The value received upon exercise of appraisal rights may be more than, less than or the same as the cash consideration paid in the tender offer and merger.

What vote is required to approve the share exchange?

      In order to have a quorum, the holders of record of the shares entitled to cast a majority of the votes represented by Foodarama's outstanding common stock must be represented in person or by proxy at the special meeting. The affirmative vote of at least two-thirds of the votes cast by holders of shares present in person or represented by proxy at the special meeting and entitled to vote as of the record date is required to approve the share exchange. Abstentions will be counted as "shares present" at the special meeting for the purposes of determining whether a quorum exists. However, since abstentions are not votes cast in favor of or against the share exchange, they will not affect the outcome of the vote. Proxies submitted by brokers that do not indicate a vote because brokers do not have discretionary voting authority and have not received instructions as to how to vote (so-called "broker non-votes") also will be considered "shares present" but not affect the outcome of any vote.

How do I vote if my shares are registered in my name?

      You may vote by marking, signing, dating and mailing your proxy card in the enclosed postage-prepaid envelope.

      Please vote as soon as possible even if you currently plan to attend the special meeting in person, so that your shares may be represented and voted at the special meeting.

How do I vote if my broker holds my shares in "street name?"

      You should follow the voting instructions provided by your broker.

Will my broker automatically vote my "street name" shares for me?

      No. If you fail to instruct your broker on how to vote your "street name" shares, your broker will not be permitted to vote your shares. You should instruct your broker on how to vote your shares by following the instructions provided by your broker.

What do I do if I want to change my vote?

      There are three ways in which you may revoke your proxy and change your vote:

1. You may send a written notice to our Information Agent, Mackenzie Partners, Inc., stating that you would like to revoke your proxy; this notice must be received prior to the special meeting;

2. You may complete and submit a new, later-dated proxy by any of the methods described above; the latest dated proxy actually received by Foodarama prior to the special meeting will be the one that is counted, and all earlier proxies will be revoked; or

3. You may attend the special meeting and vote in person; however, simply attending the special meeting will not revoke your proxy.

      If you have instructed a bank, broker or other nominee to vote your shares, you must follow the directions you receive from that person to change or revoke your proxy.

Do I have to exchange my stock certificate(s)?

      No. After the share exchange is completed, your stock certificate(s) will automatically represent the same number of shares of FSM-Delaware common stock.

Whom do I contact with further questions?

      You should contact:

Foodarama:

      Foodarama Supermarkets, Inc.
      922 Highway 33
      Building 6, Suite l
      Howell, New Jersey 07731
      (732) 462-4700
      Attn:  Michael Shapiro, Senior Vice President,
             Treasurer and Chief Financial Officer

The Information Agent:

      Mackenzie Partners, Inc.
      105 Madison Avenue
      New York, New York  10016
      (800) 327-2885

                                 SPECIAL FACTORS

      In deciding whether to vote in favor of the proposal to approve the Agreement and Plan of Share Exchange, you should carefully read this proxy statement/prospectus and the documents referred to in this proxy statement/prospectus. You should also carefully consider the following factors:

      The share exchange is part of a going private transaction intended to eliminate the equity interest of Foodarama shareholders other than the members of the purchaser group that formed Saker Holdings Corp.

      Shareholders of Foodarama, other than the members of the purchaser group that formed Saker Holdings, will not have the opportunity to participate in the future earnings or growth of Foodarama if the tender offer, share exchange and proposed merger are completed. Saker Holdings Corp. intends to effect a merger of FSM-Delaware with and into Saker Holdings Corp. and pay to shareholders of Foodarama that did not tender their shares in the tender offer $53 for each share of FSM-Delaware received in the share exchange, subject to appraisal rights under Delaware law.

      The market price of Foodarama common stock may decline if the proposed tender offer is not completed.

      The market price of Foodarama common stock rose significantly after the tender offer was announced, and may decline significantly if the tender offer is not completed. On December 1, 2005, the day preceding the announcement of the tender offer, the closing price of Foodarama common stock on the American Stock Exchange was $37 per share. During the 30 day and 12 month periods ending December 1, 2005, the average closing prices of the Foodarama common stock were $38.43 and $36.11, respectively. On December 5, 2005, the first trading day after the date of the announcement of the tender offer, the closing price of Foodarama common stock was $51.50 per share.

      Foodarama shareholders who do not tender their shares pursuant to the tender may not have a trading market for their shares if the tender offer is completed but the share exchange is not approved.

      The condition to the completion of the tender offer that the share exchange be approved by Foodarama's shareholders may be waived by Saker Holdings Corp. As a result, if Saker Holdings Corp. completed the tender offer and waived the condition requiring approval of the share exchange, it could cause Foodarama to terminate the registration of its shares under the Securities Exchange Act of 1934. If such registration was terminated, Foodarama would no longer be obligated to file reports with the SEC and its shares would no longer be eligible for listing on the American Stock Exchange. Under these circumstances, holders of Foodarama common stock who did not tender their shares pursuant to the tender offer would have no public market for their shares of Foodarama common stock.

      Shareholders of Foodarama will not be entitled to share in any premium that might be payable by an acquirer in a sale transaction occurring after the completion of the tender offer, share exchange and merger.

      Shareholders of Foodarama who are not affiliated with Saker Holdings Corp. will have no remaining equity interest in Foodarama if the tender offer, share exchange and proposed merger are completed. Any premium that might be payable for shares of Foodarama in a sale transaction occurring after the completion of the tender offer, share exchange and merger will inure solely to the benefit of Saker Holdings Corp. and its stockholders. No such transactions are pending or contemplated at this time.

      If the share exchange is not approved by Foodarama shareholders and Saker Holdings Corp. does not complete its tender offer, Foodarama may be required to reimburse Saker Holdings Corp. for its out-of-pocket expenses.

      Foodarama and Saker Holdings Corp. have entered into a Tender Offer and Support Agreement which requires Foodarama to reimburse Saker Holdings Corp. for out-of-pocket expenses incurred in connection with its proposed tender offer if Foodarama's shareholders fail to approve the share exchange and the Tender Offer and Support Agreement is terminated. These expenses could be significant.

            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

      This proxy statement/prospectus contains or incorporates by reference forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the share exchange, which is part of a "going private" transaction, and Foodarama's financial condition, results of operations and business. This Act protects public companies from liability for forward-looking statements in private securities litigation if the forward-looking statement is identified and is accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from the forward-looking statements. Forward-looking statements by their nature involve a degree of risk and uncertainty, including, but not limited to, the risks and uncertainties identified herein or in the documents incorporated by reference. All statements regarding the expected benefits of the share exchange and "going private" transaction are forward-looking statements. The forward-looking statements may include statements for the period following completion of the share exchange and "going private" transaction. You can find many of these statements by looking for words such as "believes," "expects," "anticipates," "estimates," "continues," "may," "intends," "plans" or similar expressions in this proxy statement/prospectus or in the documents incorporated by reference. You should be aware that any forward-looking statements in this proxy statement/prospectus only reflect current expectations and are not guarantees of performance. Actual results may differ materially from those expressed or implied by forward-looking statements. As you make your decision how to vote, please take into account that forward-looking statements speak only as of the date of this proxy statement/prospectus or, in the case of documents incorporated by reference, the date of any such document.

      We have identified factors that could cause actual plans or results to differ materially from those included in any forward-looking statements. These factors include, but are not limited to, the following:

      o changes in tax laws, tax treaties or tax regulations or the interpretation or enforcement thereof, including taxing authorities not agreeing with our assessment of the effects of such laws, treaties and regulations;

      o costs or difficulties related to the share exchange and/or related "going private" transaction, which could be greater than expected;

      o significant changes in trade, monetary or fiscal policies, including changes in interest rates;

      o     a dramatic change in market conditions;

      o a dramatic change in the current reporting and compliance laws of the Securities and Exchange Commission; and

      o costs and effects of unanticipated legal and administrative proceedings.

                                 SPECIAL MEETING

      This proxy statement/prospectus is being furnished in connection with the solicitation of proxies from the holders of shares of Foodarama common stock by the Foodarama Board of Directors relating to the share exchange and other matters to be voted upon at the special meeting of Foodarama shareholders and at any adjournment or postponement of the special meeting. This proxy statement/ prospectus is also a prospectus for FSM-Delaware common stock to be issued in the share exchange. Foodarama is mailing this proxy statement/prospectus to shareholders beginning on or about April __, 2006. You should read this proxy statement/prospectus carefully before voting your shares.

When and Where the Special Meeting Will be Held

      The special meeting of Foodarama shareholders will be held at 2:00 p.m., local time, on [day of week], May __, 2006, at 922 Highway 33, Building 6, Suite 1, Howell, New Jersey.

What Will be Voted Upon

      At the special meeting, you will be asked to consider and vote upon the following items:

      o to adopt the Agreement and Plan of Share Exchange, substantially in the form attached to this proxy statement/prospectus as Annex I, between Foodarama and FSM-Delaware, pursuant to which each outstanding share of common stock of Foodarama will be exchanged for one share of common stock of FSM-Delaware, Foodarama will become a wholly owned subsidiary of FSM-Delaware and all current shareholders of Foodarama will become stockholders of FSM-Delaware; and

      o to transact such other business as may properly come before the special meeting.

Only Foodarama Shareholders of Record as of April __, 2006 Are Entitled to Vote

      Only Foodarama shareholders of record at the close of business on April __, 2006, as shown in our records, will be entitled to vote, or to grant proxies to vote, at the special meeting. On the record date, there were approximately 988,117 shares of Foodarama common stock outstanding and entitled to vote at the special meeting.

A Majority of the Outstanding Shares Must be Represented for a Vote to be Taken

      In order to have a quorum, the holders of record of shares entitled to cast a majority of the Foodarama votes must be represented in person or by proxy at the special meeting. If a quorum is not present, a majority of shares that are represented at the special meeting may adjourn or postpone the special meeting.

Required Vote for the Share Exchange

      In order to approve the share exchange, the Agreement and Plan of Share Exchange must be adopted by the affirmative vote of at least two-thirds (2/3) of the votes cast by holders of shares present in person or represented by proxy at the special meeting and entitled to vote as of the record date. Each share of Foodarama common stock is entitled to one vote. As of the record date for the special meeting, Foodarama's directors and executive officers and their affiliates owned or were entitled to vote, in the aggregate, approximately 405,913 shares of Foodarama common stock, which represents approximately 41.1% of the outstanding shares of Foodarama common stock. These persons have informed us that they intend to vote their shares in favor of the proposal to approve the Agreement and Plan of Share Exchange. As of the record date, members of the purchaser group that formed Saker Holdings Corp. owned or controlled the vote of 507,597 shares of Foodarama common stock, which represents approximately 51.4% of the outstanding Foodarama common stock. These persons have informed us that they intend to vote their shares in favor of the proposal to adopt the Agreement and Plan of Share Exchange. There is considerable overlap between the two groups of shareholders. Collectively, the directors and executive officers of Foodarama and their affiliates and the members of the purchaser group own or are entitled to vote approximately 51.9% of the outstanding Foodarama common stock.

Voting Your Shares and Changing Your Vote

Voting Your shares

      The Foodarama Board of Directors is soliciting proxies from the Foodarama shareholders. This will give you the opportunity to vote at the special meeting. When you deliver a valid proxy, the shares represented by that proxy will be voted in accordance with your instructions.

      If you are a shareholder of record, you may vote by marking, signing, dating and mailing your proxy card in the enclosed postage-prepaid envelope.

      If you hold your shares of Foodarama common stock in the name of a bank, broker or other nominee, you should follow the instructions provided by your bank, broker or nominee when voting your shares.

      To be effective, your form of proxy must be received by us prior to the beginning of voting at the special meeting.

      Please vote as soon as possible even if you currently plan to attend the special meeting in person, so that your shares may be represented and voted at the special meeting.

Changing Your Vote by Revoking Your Proxy

      There are three ways in which you may revoke your proxy and change your vote:

1. You may send a written notice to our Information Agent, Mackenzie Partners, Inc., stating that you would like to revoke your proxy; this notice must be received prior to the special meeting;

2. You may complete and submit a new later-dated proxy by the method described above; the latest dated proxy actually received by Foodarama prior to the special meeting will be the one that is counted, and all earlier proxies will be revoked; or

3. You may attend the special meeting and vote in person; however, simply attending the special meeting will not revoke your proxy.

      If you have instructed a bank, broker or other nominee to vote your shares, you must follow the directions you receive from that person to change or revoke your proxy.

How Proxies Are Counted

      If you return a signed and dated proxy card but do not indicate how the shares are to be voted, those shares represented by your proxy card will be voted as recommended by the Foodarama Board of Directors. A valid proxy also gives the individuals named as proxies authority to vote in their discretion when voting the shares on any other matters that are properly presented for action at the special meeting. A properly executed proxy marked "Abstain" will not be voted. Abstentions will be counted as "shares present" at the special meeting for the purposes of determining whether a quorum exists. However, since abstentions are not votes cast in favor or against the share exchange, they will not affect the outcome of the vote. Proxies submitted by brokers that do not indicate a vote because brokers do not have discretionary voting authority and have not received instructions as to how to vote (so-called "broker non-votes") are also considered "shares present," but also will not affect the outcome of any vote. The American Stock Exchange rules do not permit brokers or nominees to vote the shares that they hold beneficially either for or against the adoption of the Agreement and Plan of Share Exchange without specific instructions from the person who beneficially owns those shares. Therefore, if your shares are held by a broker or other nominee and you do not give them instructions on how to vote your shares, your shares will not be voted, and will not have an effect on the outcome of the vote.

Cost of Solicitation

      Foodarama will pay the cost of soliciting proxies. In addition to solicitation by mail, telephone or other means, Foodarama will make arrangements with brokerage houses and other custodians, nominees and fiduciaries to send proxy materials to beneficial owners. Foodarama will, upon request, reimburse these institutions for their reasonable expenses. Foodarama has retained Mackenzie Partners, Inc. to aid in the solicitation of proxies for a fee of approximately $10,000, plus certain additional ancillary charges based on the number of proxies solicited, plus reasonable costs and expenses.

      You should not send in your stock certificate(s) with your proxy cards.

                               THE SHARE EXCHANGE

Parties to the Share Exchange

      Foodarama Supermarkets, Inc.

      Foodarama Supermarkets, Inc., incorporated in 1958, operates a chain of 26 supermarkets located in Central New Jersey, as well as two liquor stores and one garden center, all licensed as ShopRite. Foodarama also operates a central food processing facility to supply its stores with certain meat products, various prepared salads, prepared foods and other items and a central baking facility which supplies its stores with bakery products. Foodarama is a member of Wakefern Food Corporation, a retailer-owned food cooperative warehouse in the United States and owner of the ShopRite name.

      FSM-Delaware, Inc.

      FSM-Delaware, Inc. is a newly-formed Delaware company and is currently wholly-owned by Foodarama. FSM-Delaware has no significant assets or capitalization and has not engaged in any business or other activities other than those in connection with its formation.

Structure of the Share Exchange

      Foodarama's Board of Directors has approved, and recommends that you adopt, the Agreement and Plan of Share Exchange that effectively changes the domicile of the corporation that you own from New Jersey to Delaware. The terms of the share exchange are set forth in the Agreement and Plan of Share Exchange attached as Annex I to this proxy statement/prospectus. At the effective time of the share exchange:

      o Each outstanding share of Foodarama common stock will automatically be converted into one share of common stock of FSM-Delaware.

      o Each outstanding share of FSM-Delaware held by Foodarama will be canceled.

      The share exchange will become effective at the time that a Certificate of Exchange is accepted for filing by the New Jersey Division of Revenue. At that time, Foodarama common stock will be delisted from the American Stock Exchange and deregistered under the Securities

Exchange Act of 1934 and Foodarama will continue as a wholly owned subsidiary of FSM-Delaware.

Reasons for and Purpose of the Share Exchange

      The purpose of the share exchange is to change the jurisdiction of incorporation of the corporation owned by shareholders of Foodarama from New Jersey to Delaware and thereby facilitate the proposed merger with Saker Holdings Corp.

      On December 1, 2005, the purchaser group that formed Saker Holdings Corp. announced that it proposed to commence a tender offer for all of the outstanding shares of Foodarama common stock not owned by members of the purchaser group at a price of $52 per share. In February 2006, Saker Holdings Corp. increased the price it was willing to offer to holders of Foodarama's common stock to $53 per share. One of the conditions to the completion of the tender offer is the approval of the share exchange by the shareholders of Foodarama. A Special Committee of the Foodarama Board of Directors has recommended that shareholders of Foodarama tender shares in the tender offer and vote in favor of the proposal to approve the Agreement and Plan of Share Exchange.

      Saker Holdings Corp. has announced that following the completion of the tender offer and the share exchange, it plans to effect a merger pursuant to which each outstanding share of FSM-Delaware common stock will be converted into the right to receive $53 in cash, subject to the rights of FSM-Delaware stockholders to exercise appraisal rights under Delaware law. The purpose of the merger would be for Saker Holdings Corp. to acquire the equity interests in FSM-Delaware held by any former Foodarama shareholder that does not participate in the tender offer.

      The purchaser group considered the possibility of acquiring the equity interests of those Foodarama shareholders that do not tender their shares in the tender offer through a merger of Foodarama into Saker Holdings Corp. without effecting the share exchange; however, certain provisions of the New Jersey Shareholder Protection Act could be construed as prohibiting a merger between Saker Holdings Corp. and Foodarama. The Act generally prohibits a resident domestic corporation from engaging in a "business combination" with an interested stockholder for a period of five years following the interested stockholder's "stock acquisition date" unless the business combination is approved by the board of directors prior to the stock acquisition date. A "business combination" includes, among other things, any merger or consolidation of the resident business corporation or any of its subsidiaries with the interested stockholder or with an entity affiliated or associated with the interested stockholder. The "stock acquisition date" generally is the date on which the interested stockholder first acquired a direct or indirect 10% beneficial ownership interest in the company.

      By their terms, the prohibitions in the Shareholders Protection Act do not apply to any business combination with an interested stockholder if the corporation was not listed on a national securities exchange at the time of the interested stockholder's stock acquisition date. Joseph Saker, a member of the purchaser group, became the beneficial owner of more than 10% of the Foodarama common stock prior to that stock being listed on the American Stock Exchange. However, Richard Saker, another member of the purchaser group, acquired his 10% beneficial ownership in 2002, after the stock was listed.

      It is possible that the Act could be construed to prohibit a merger between Foodarama and an entity controlled by both Joseph and Richard Saker, even though a merger with an entity controlled by Joseph Saker, but not by Richard Saker, would be excluded from the Act's coverage. However, while a merger is among the identified "business combinations" covered by the Act, a share exchange with an entity controlled by an interested stockholder is not prohibited by the Act. Therefore, Saker Holdings Corp. has conditioned the tender offer on the prior approval by the shareholders of Foodarama of the share exchange, so that the jurisdiction of the corporation owned by shareholders who do not tender shares in the tender offer is changed from New Jersey to Delaware. Inasmuch as the proposed merger will be between Saker Holdings Corp., a Delaware corporation, and FSM-Delaware, a Delaware corporation, the New Jersey Shareholder Protection Act will not prohibit the merger.

Background of the Share Exchange

      At various times in recent years, Richard J. Saker, Foodarama's Chief Executive Officer and President and Joseph J. Saker, Foodarama's Chairman of the Board, have discussed informally between themselves, and with certain members of Foodarama management, the merits of a going private transaction involving Foodarama. The factors that prompted these discussions were:

      o     The lack of liquidity of Foodarama's common stock, due primarily to:

                  o     The small market capitalization of Foodarama;

                  o The ownership of a majority of Foodarama's common stock by members of the Saker family and their affiliates;

                  o     The small size of the "public float;"

                  o     The low trading volume of Foodarama's common stock; and

                  o The limited institutional following of Foodarama's common stock and the lack of research attention being given to Foodarama by market analysts;

      o The likelihood that Foodarama's common stock would remain relatively illiquid in the future;

      o The significant and increasing cost of operating Foodarama as a public company; and

      o The fact that Richard Saker, Joseph Saker and certain other members of the Saker family, as required by Wakefern, have personally guaranteed all of Foodarama's obligations to Wakefern, despite the fact that they own only approximately 51% of Foodarama's outstanding common stock.

      These discussions intensified commencing in late 2002 as certain members of the purchaser group became aware of the additional expenses that would be associated with Foodarama continuing to be a publicly-traded company and the additional burdens that would be placed on management and the board of directors as a result of the Sarbanes-Oxley Act of 2002, as amended and various rules promulgated by the SEC thereunder.

      With the passage of Sarbanes-Oxley Act of 2002, Foodarama encountered significant and continuing increases in the cost of maintaining its status as a public company, both through increased compliance costs as well as the diversion of management time, energy and resources for compliance. For many years, Foodarama's stock has suffered from low trading volume, limited interest from institutional buyers, and a lack of research coverage. The average trading volume for the twelve months ended November 30, 2005 was 242 shares per day and for the five years ended November 30, 2005 was 478 shares per day. For these two respective periods, there were no shares of Foodarama common stock traded for 166 days (65.4% of potential trading days) and 705 days (56.1% of potential trading days). During the five years ended November 30, 2005, Foodarama had only two significant institutional investors whose reported holdings, taken together, never exceeded 14% of Foodarama's outstanding stock at any one time. Management is not aware of any meaningful analyst coverage of Foodarama in recent years.

      On December 13, 2004, Richard Saker, Michael Shapiro, Foodarama's Chief Financial Officer, and Thomas Flynn, Foodarama's Vice President of Accounting, met with representatives of Conway Del Genio, Gries & Co., LLC, a financial advisory firm, to discuss the possibility of a going private transaction. Subsequently, Mr. Saker and certain other members of the Saker family engaged Conway Del Genio to advise them with respect to a possible going private transaction.

      Between March 2005 and April 2005, Richard Saker began to discuss with members of the Saker family the possibility of a transaction in which they would purchase all of the outstanding equity securities of Foodarama.

      On March 3, 2005, Mr. Shapiro and Mr. Flynn met with representatives of GMAC Commercial Finance LLC, one of Foodarama's lenders, to discuss the possibility of GMAC participating in the financing of a going private transaction involving Foodarama and the debt capacity available to support the financing of a potential going private transaction. Mr. Shapiro and Richard J. Saker attended additional meetings with GMAC and potential participants in the financing on March 10, April 8 and April 27, 2005. From time to time from April 27, 2005 through August 11, 2005, Mr. Shapiro and Mr. Flynn discussed matters related to the financing of the potential going private transaction with representatives of GMAC.

      On April 22, 2005, Mr. Shapiro and Mr. Flynn, with representatives of the firm of Giordano Halleran & Ciesla, P.C., counsel to Foodarama, met with representatives of Conway Del Genio to discuss the financial analysis and the steps that may be involved in effecting a going private transaction.

      On or about May 18, 2005, representatives of GMAC advised Richard Saker and Mr. Shapiro that they believed that GMAC would be willing to finance a portion of a going private transaction and would solicit interest from other potential lenders. On August 11, 2005, GMAC provided a proposal letter to the purchaser group outlining basic loan terms.

      On September 13, 2005, Richard Saker, Mr. Shapiro, Mr. Flynn and representatives of the law firm of Giordano, Halleran & Ciesla, P.C., met with representatives of Conway Del Genio to discuss matters related to the potential going private transaction, including the structure of the transaction, a possible offer price for the Foodarama shares and the factors that Conway Del Genio had reviewed in connection with its analysis of a possible offer price. The group tentatively concluded that it would be preferable to structure a transaction so that the acquiring entity would own at least 90% of Foodarama's outstanding common stock upon completion of an initial tender offer. This result could be achieved only with the cooperation of Arthur Abbey, the holder of approximately 12% of Foodarama's outstanding common stock. During the September 13 meeting, the parties discussed approaching Mr. Abbey about his willingness to sell his Foodarama holdings to members of the Saker family.

      On October 28, 2005, representatives of Conway Del Genio and Giordano, Halleran & Ciesla met with Mr. Abbey. Mr. Abbey indicated that he would be inclined to sell his shares of Foodarama common stock to the Saker family if an acceptable price was proposed to him.

      In a telephone call on October 31, 2005, representatives of Conway Del Genio suggested a possible purchase price of $41 per share to Mr. Abbey, who expressed his unwillingness to sell his shares at that price. Between October 31, 2005 and November 18, 2005, representatives of Conway Del Genio and Mr. Abbey participated in several telephone calls in which this subject was further discussed. On November 18, 2005, Mr. Abbey advised that he would be willing to sell his Foodarama shares for $52 per share if an offer was presented to him.

      On or about November 17, 2005, Richard Saker met with representatives of Wakefern to discuss Wakefern's views on a potential change in ownership of Foodarama that would result from the completion of the proposed going private transaction in light of the restrictions contained in the Stockholders' Agreement among Wakefern and its shareholders. The Wakefern Stockholders' Agreement provides, among other things, that notice be given to Wakefern in the event of a merger or change of control of a Wakefern member and that the member make a "withdrawal payment" unless the successor in the merger or change of control is a "qualified successor." To be deemed a "qualified successor," the successor must, among other things, be considered a financially sound company, as determined by the board of directors of Wakefern. On or about November 29, 2005, Mr. Saker and Mr. Shapiro met with Wakefern representatives to discuss the financial impact of the proposed transactions on Foodarama. Foodarama subsequently provided certain forecasted financial information to Wakefern which gave effect to the proposed transactions.

      Meanwhile, following the issuance of the proposal letter from GMAC, Mr. Saker, Mr. Shapiro and Mr. Flynn finalized negotiations regarding the loans from GMAC in contemplation of the Offer and Merger, and on November 23, 2005, GMAC issued a written commitment to provide the loans, subject to conditions specified in its commitment letter.

      On December 1, 2005, at a meeting of Foodarama's Board of Directors, Mr. Richard Saker, on behalf of the purchaser group, delivered a non-binding proposal to the Board of Directors indicating an interest in pursuing a going private transaction through a tender offer, share exchange and short-form merger to acquire the outstanding shares of Foodarama common stock not already owned by the members of the purchaser group at a price of $52 per share, subject to certain conditions, including a condition that Saker Holdings Corp. hold at least 90% of Foodarama's common stock after the completion of the tender offer and the approval of the share exchange by Foodarama's shareholders. The proposal contemplated that Saker Holdings Corp. would be paid a break up fee of $1,000,000 if the purchaser group commenced the tender offer and Foodarama's Board of Directors, or any committee of the Board, withdrew its recommendation of the tender offer to Foodarama's shareholders or otherwise terminated the transaction. Mr. Saker advised the Board that in considering the proposal, the Board should be aware that the members of the purchaser group were not interested in selling their controlling interest in Foodarama to a third party, and that Mr. Abbey had advised the purchaser group that he would be willing to sell all his shares at the $52 price. Mr. Saker advised the Board that the purchaser group had engaged Conway Del Genio to analyze and recommend a basic transaction strategy and financial structure with respect to the proposed transaction and assist it in determining the tender offer price.

      Following discussion regarding the purchaser group's proposal, the directors resolved to establish a Special Committee of the Board to act on behalf of the public shareholders in evaluating and negotiating the going private proposal by the purchaser group. The Special Committee was comprised of the Board's three independent directors: Charles Parton, Albert Zager and Robert Hutchins. The members of the Special Committee are not employed by Foodarama and are not affiliated with Saker Holdings Corp. or the purchaser group. The Special Committee was authorized to review, evaluate and negotiate the terms and conditions of, and make recommendations with respect to, the proposed transaction with Saker Holdings Corp. and the purchaser group on behalf of Foodarama's public shareholders other than the members of the purchaser group.

      The Board authorized the Special Committee to retain legal, financial and other advisors in order to assist it in its consideration and evaluation of the purchaser group's going private proposal. The Board directed that the Special Committee and its legal and financial advisors be given unrestricted access to Foodarama's employees, officers, members of management and to all information and materials about Foodarama.

      On December 2, 2005, Saker Holdings Corp. and the members of the purchaser group filed a Schedule 13D and Schedule TO with the SEC and issued a press release regarding their interest as a group in pursuing a tender offer, share exchange and short form merger transaction to acquire the outstanding shares of Foodarama common stock not owned by the members of the purchaser group. On the same day, Foodarama filed a Form 8-K with the SEC and issued a press release which reported receipt of the purchaser group's non-binding proposal, described the general terms of the proposal and related that the Special Committee had been appointed to evaluate the proposal.

      On December 12, 2005, Joseph J. Saker received a letter addressed to Foodarama's Board of Directors from The Yucaipa Companies (which we refer to as Yucaipa), a private equity firm which, as of October 21, 2005, beneficially owned a 49% interest in Pathmark Stores, Inc. Pathmark operates a chain of approximately 143 supermarket stores in New Jersey, New York and Pennsylvania. In the letter, which Mr. Saker furnished to the other directors, Yucaipa advised that it was interested in purchasing Foodarama and "would be prepared to acquire up to 100% of Foodarama's common stock at a per share cash price of $90 (or at a potentially higher price subsequent to the completion of due diligence)." Yucaipa requested that Foodarama contact its representatives with any questions or comments regarding its proposal.

      Following its formation on December 2, 2005, the Special Committee considered potential legal advisors and solicited proposals for this engagement from five law firms. On December 16, 2005, the Committee members met and reviewed the written proposals of each law firm and discussed each firm's respective fee structures, relationship with Wakefern, relevant experience in transactions of this type and potential conflicts. The Special Committee also had conference call discussions with representatives of two of the firms regarding specific details of the firm and the proposed representation. Following this review, the Special Committee agreed to engage Pitney Hardin LLP to serve as its legal counsel and to meet with a representative of Pitney Hardin to formalize the engagement and to commence the process.

      The Special Committee conducted a telephonic meeting on December 19, 2005, with representatives of Pitney Hardin in attendance. At the meeting, the Special Committee carefully examined all business or personal relationships that any of them had with Foodarama or with members of the Saker family and concluded that none of the facts demonstrated a lack of independence on the part of any of its members. The Special Committee and its legal advisors also discussed the December 12 Yucaipa letter, the legal issues relevant to the Saker family proposal and the Yucaipa letter, and the selection of an outside financial advisor for the Special Committee. The Special Committee directed Pitney Hardin to obtain information about the investment banking firms who had either been recommended to or by members of the Special Committee or who had made unsolicited inquiries after learning of the proposed transaction through public reports.

      During a series of meetings on December 20, 22 and 27, 2005, the Special Committee considered and narrowed down its list of 15 investment banking firms, focusing on the general nature of their services; their areas of specialization; their specific qualifications for this assignment including their experience in and knowledge about the supermarket industry; and any actual or apparent conflicts of interest that they might have. At a meeting held on December 30, 2005, the Special Committee reviewed the information it had obtained from the remaining investment banking firms that had submitted proposals at the Special Committee's request. After discussing the strengths and weaknesses of each of the proposals and speaking by telephone with representatives of William Blair & Company, LLC (which we refer to as Blair ) and one other investment banking firm, the Special Committee approved the engagement of Blair as its financial advisor and approved the fee structure which was subsequently reflected in an engagement letter dated January 13, 2006. The Blair engagement letter provided for, among other things, payment of a $100,000 retainer fee on execution of such engagement letter and $250,000 on the rendering of a fairness opinion relating to the going private proposal received from the purchaser group, regardless of the conclusions reached in such opinion. The engagement letter also provided that if Blair participated in negotiations with Saker Holdings Corp. with respect to the going private transaction at the Special Committee's request and the Special Committee concluded that Blair had performed such services to its satisfaction, then Foodarama would pay an additional $50,000 fee to Blair.

      During its December 20, 2005 meeting, the Special Committee also discussed the Yucaipa letter and directed Pitney Hardin to work with Giordano, Halleran & Ciesla on a

Foodarama Board resolution which would authorize the Special Committee to engage in discussions with Yucaipa on behalf of Foodarama. This resolution was ultimately adopted by the Board of Directors of Foodarama by a unanimous written consent effective as of December 22, 2005.

      During its December 22, 2005 meeting, the Special Committee discussed with its legal counsel the restrictions imposed by the Wakefern Stockholders' Agreement on a transaction involving a change in control of Foodarama.

      At various times after the receipt of the letter from Yucaipa, the purchaser group advised the Special Committee, through counsel, that the purchaser group did not believe that a transaction in which Yucaipa acquired control of Foodarama was feasible in light of the Wakefern Stockholders' Agreement. The Wakefern Stockholders' Agreement, among other things, requires Foodarama to make a substantial payment to Wakefern if Foodarama is acquired by an entity that is not a "qualified successor." The purchaser group advised the Special Committee that it did not believe that Yucaipa would be considered a "qualified successor" under the Wakefern Stockholders' Agreement. Among other things, the definition of "qualified successor" expressly excludes any party that is an operator or owner of a chain of 25 or more supermarkets, other than ShopRite supermarkets, in the United States. Yucaipa owns a significant interest in Pathmark. The purchaser group advised the Special Committee that a transaction in which Yucaipa acquired control of Foodarama would trigger a requirement to pay Wakefern a "withdrawal fee" of approximately $300 million under the Wakefern Stockholders' Agreement and might also be restricted under applicable anti-trust laws.

      In early January 2006, following its selection by the Special Committee, Blair began its financial review and analysis of Foodarama, which included discussions with Foodarama's management and an analysis of the Wakefern Stockholders' Agreement and by-laws in consultation with Pitney Hardin. During this period, representatives of Blair and Pitney Hardin held several telephone discussions concerning the process that Blair intended to follow in analyzing the purchaser group's proposal. In addition, during this period, members of the purchaser group reiterated earlier communications to members of the Special Committee and to Blair that they had no interest in participating in alternative transactions, such as selling their interests in Foodarama to a third party or the sale of any portion of Foodarama's business. Accordingly, other than its actions taken in addressing the unsolicited communications from Yucaipa, Blair was not requested to, and did not, solicit indications of interest from or conduct an auction with third parties.

      On January 9, 2006, Saker Holdings Corp., through counsel, advised the Special Committee that, in light of the substantial economic benefit being afforded to Foodarama shareholders as a result of the tender offer, the fact that the GMAC commitment letter contemplated a refinancing of Foodarama's indebtedness which Foodarama had intended to pursue irrespective of the tender offer, and the significant expenses which the purchaser group was incurring in connection with the proposed transaction, Saker Holdings Corp. was requesting that Foodarama agree to reimburse Saker Holdings Corp. for the "ticking fee" which was accruing under GMAC's financing commitment at a rate of one-half of one percent per annum of the $105 million committed amount. The Special Committee advised that it would consider the request.

      At meetings held on January 10 and January 16, 2006, the Special Committee received updates from representatives of Blair on the due diligence process and received advice from its legal and financial advisors regarding various aspects of the Saker proposal, including the financing of the transactions and the potential impact of the New Jersey Shareholders Protection Act. During these meetings the Special Committee also discussed with its legal and financial advisors the purchaser group's request that Foodarama reimburse it for the ticking fee payable to GMAC. At its January 10, 2006 meeting, the Special Committee directed Blair to discuss with Conway Del Genio the status of the purchaser group's financing commitment from GMAC and the purchaser group's request that Foodarama pay its ticking fees. The Special Committee and its advisors also discussed the process by which the Special Committee would address the matters raised by the Yucaipa letter.

      During the following week, representatives of Blair, in some cases along with representatives of Pitney Hardin, engaged in conversations with representatives of Foodarama and with representatives of GMAC with respect to the GMAC commitment. They also engaged in conversations with representatives of Foodarama and with representatives of Wakefern with respect to the ramifications of a transaction whereby Yucaipa would purchase Foodarama, or a significant and possibly controlling interest in Foodarama.

      At a meeting on January 23, 2006, Blair reported to the Special Committee on its financial review to date and its communications with representatives of Foodarama, GMAC and Wakefern. The Special Committee also discussed with representatives of Blair and representatives of Pitney Hardin the significant structural and financial impediments to an acquisition by Yucaipa, including the unwillingness to sell expressed by members of the purchaser group and the Special Committee's belief that a Yucaipa purchase would trigger a requirement that Foodarama pay a "withdrawal fee" of approximately $300 million to Wakefern because Yucaipa would not be a "qualified successor" under the Wakefern Stockholders' Agreement.

      On January 25, 2006, after repeated attempts to arrange a telephone call with representatives of Yucaipa, representatives of Blair had a telephone conversation with Ronald Burkle, the Managing Partner of Yucaipa. During the call, Mr. Burkle indicated that Yucaipa's offer was made with the intention of acquiring a controlling percentage of Foodarama but Yucaipa would consider a minority position under certain circumstances. He also indicated that Yucaipa expected to be a "qualified successor" under the Wakefern Stockholders' Agreement and that Foodarama would continue in the Wakefern cooperative after the transaction. Mr. Burkle further indicated that in formulating the price in its initial proposal, Yucaipa had assumed that it would be a qualified successor and that it would not be subject to any termination payments under the Wakefern Stockholders' Agreement.

      At a meeting on January 26, 2006, representatives of Blair described for the Special Committee their communication with the representatives of Yucaipa. They noted that the per share value expressed by Yucaipa in its letter did not take into account the large payment that would be due to Wakefern if, as the Special Committee's advisors believed, Yucaipa would not be a "qualified successor" under the Wakefern Stockholders' Agreement. The Special Committee and its advisors considered the appropriate response to Yucaipa given the circumstances and determined that Blair should inform Yucaipa that, for the Special Committee to act on Yucaipa's expression of interest, Yucaipa would need to make its proposal clearer or set a target and timeframe and process to develop such a proposal, and address some of the contingencies and impediments to consummation inherent in their existing proposal. This message was relayed to Yucaipa by representatives of Blair on January 27, 2006.

      At the January 26 meeting, Blair representatives also updated the Special Committee on their financial analysis of the purchaser group's proposal. Blair indicated that the timetable to finalize its financial analysis was delayed by the need to reconcile two sets of projections it had received from Foodarama, the first of which was prepared on the basis that Foodarama would continue as a public company and the other of which assumed lower capital expenditures and slower growth as a private company. Management had developed the private company projections in response to GMAC's conditioning its willingness to finance the going private transaction on a quicker reduction in Foodarama's post-closing leverage than was contemplated by the public company projections. Blair noted that if all other assumptions were held constant, the private company projections raised the valuation implications of the cash flow based valuation techniques. Blair determined to use the private company projections as the basis for its analysis.

      On January 27, 2006, counsel to Saker Holdings Corp. sent to counsel for the Special Committee a proposed form of Tender Offer and Support Agreement between Foodarama and Saker Holdings Corp., which was in turn forwarded to the members of the Special Committee and to Blair . On the same date, Blair distributed to the Special Committee and to Pitney Hardin a revised presentation of its financial review.

      On January 30, 2006, the Special Committee met by conference call, with representatives of Blair and Pitney Hardin in attendance. The Special Committee's legal advisors briefed the members of the Special Committee on the terms and conditions in the draft Tender Offer and Support Agreement and advised them on their fiduciary duties in connection with the potential transactions being considered. The Special Committee's financial advisors informed the Special Committee members about the communications they had made with and to Yucaipa in an unsuccessful effort to obtain a clear and firm proposal upon which action could be taken and described a January 26, 2006 conference call with Arthur Abbey which Blair and Pitney Hardin had conducted as part of their due diligence. Representatives of Blair provided a detailed explanation of the preliminary financial findings that they had distributed a few days earlier. After considering these findings, the Special Committee decided to seek an increase from the $52 per share being offered by the purchaser group. At the Special Committee's direction, Charles T. Parton, a member and secretary of the Special Committee, met on February 1, 2006 with Richard Saker and counsel to Saker Holdings Corp. and proposed that the price be raised by $5.00 per share, from $52 to $57 per share.

      On January 31, 2006, Blair received a letter from Yucaipa in which Yucaipa, among other things, expressed its "extreme disappointment with the lack of any serious response to the offer" made by Yucaipa in its December 12, 2005 letter and asserted that the price being offered by the purchaser group was inadequate in light of current industry valuations. In its letter, Yucaipa included a partial quote from an e-mail it had received from a representative of Blair which, in the quoted portions, appeared to state that Yucaipa could submit a proposal only if it was a "definitive, unconditional proposal ... that is at a higher price and of equal or better terms with regards to closing risk." Yucaipa advised that it thought that it was improper for the Special Committee to insist that the Yucaipa proposal meet such a standard "in view of the vague proposal submitted by the Saker family." In concluding its letter, Yucaipa requested that the Special Committee let Yucaipa know if a sale of Foodarama at a price significantly higher than the Saker price was something it wished to discuss in a serious manner.

      On February 1, 2006, following consultations with the Special Committee and with representatives of Blair, Pitney Hardin responded to Yucaipa on behalf of the Special Committee. Pitney Hardin's letter drew attention to the repeated efforts made by the Special Committee since Yucaipa's first letter on December 12, 2005 to contact Yucaipa, determine the nature of its interest and determine whether that interest could result in a proposal upon which the Special Committee could act. The letter pointed out the apparent impediments to a successful Yucaipa transaction, including the Wakefern requirement of a "qualified successor" and likely imposition of a "withdrawal fee" of approximately $300 million, and the declarations by representatives of the purchaser group that its members were not interested in participating in alternative transactions, such as selling their interests in Foodarama to a third party. The letter concluded by posing a series of direct questions designed to elicit information critical to an understanding of Yucaipa's proposal and critical to the Committee's ability to respond in a meaningful way to any such proposal.

      On February 3, 2006, the Special Committee met by conference call with representatives of Pitney Hardin and Blair in attendance. No response to the February 1 letter had been received from Yucaipa at the time of the meeting. The Special Committee's legal counsel relayed a message from counsel to Saker Holdings Corp. that Saker Holdings Corp. (i) was unwilling to increase the offering price above $52 per share, (ii) agreed that the Special Committee should have authority to negotiate with Yucaipa or other companies, but not to solicit alternative deals or share non-public information, (iii) wanted the Special Committee to decide on the reimbursement of expenses for the purchaser group by February 6, 2006 or the purchaser group's offer would be rescinded, and
(iv) wanted a decision from the Special Committee on the purchaser group's offer by February 15, 2006.

      The Special Committee and their advisors engaged in an extensive discussion regarding the expense reimbursement requested by the purchaser group, the prospect of obtaining a higher per share price from the purchaser group, the Yucaipa expression of interest being the only competing proposal of any sort despite the passage of a substantial amount of time since the Saker offer was made public, and the significant impediments to completing an alternative transaction with Yucaipa or with any other third party. The Special Committee decided to propose an increased offer price of $54 per share and an agreement to reimburse the purchaser group's expenses on a going-forward basis until the transaction was completed. It was decided that Mr. Parton would represent the Special Committee in the negotiations and that Messrs. Hutchins and Zager would be available for consultation by phone to address any counteroffer that might be made or issues that might arise.

      On February 6, 2006, a meeting was held, at the request of the Special Committee, at Conway Del Genio's offices in New York City. Richard Saker attended the meeting on behalf of the purchaser group, and Mr. Parton, Secretary of the Special Committee, attended on behalf of the Special Committee. Also present were representatives of Blair , Conway Del Genio, counsel to the Special Committee, counsel to Saker Holdings Corp. and Mr. Shapiro. At the meeting, the representatives of the Special Committee advised that the proposed offer price of $52 per share was not acceptable to the Special Committee and requested that the offer price be increased to $54 per share. Extensive discussion ensued with respect to this matter. The Special Committee, along with its advisors, met separately by conference call at times during the process and the full committee authorized and ratified all actions taken by Mr. Parton on its behalf at the meeting. Mr. Saker, on behalf of the purchaser group, agreed to increase the offer price to $53 per share and the parties agreed to negotiate the terms of the Tender Offer and Support Agreement, which, the parties agreed, would provide for (i) a termination fee of $1,500,000 payable to Saker Holdings Corp. if the Special Committee withdrew its support of the tender offer or pursued an alternative acquisition transaction and (ii) the reimbursement of Saker Holdings Corp.'s expenses if the tender offer was not completed under certain circumstances. In addition, Mr. Parton, on behalf of the Special Committee, agreed that Foodarama would reimburse Saker Holdings Corp. for its out-of-pocket expenses incurred during the period beginning on February 6, 2006 and ending upon the earlier of the date that Foodarama and Saker Holdings Corp. executed a Tender Offer and Support Agreement or the Special Committee advised Saker Holdings Corp. that it had determined not to recommend that Foodarama's shareholders tender shares pursuant to the tender offer. Mr. Saker also agreed that the purchaser group would seek an extension of the GMAC financing commitment and elimination of some of the conditions contained in the original GMAC commitment letter. While other communications and meetings ensued over the next few days, as described below, a letter agreement confirming this understanding and the increase in the price being offered by Saker Holdings Corp. was executed by Foodarama and Saker Holdings Corp. on February 10, 2006. Foodarama issued a press release announcing the increase in the offer price on February 13, 2006.

      On February 7, 2006, the Special Committee received a letter from Mr. Burkle in which he indicated that Yucaipa was interested in acquiring either a 49% or 100% interest in Foodarama, subject to obtaining access to "necessary diligence materials and personnel" and the need for a diligence process that "could be completed in as little as two weeks".

      On February 8, 2006, the Special Committee met to determine how to proceed in light of Mr. Burkle's most recent letter. The Special Committee carefully considered a number of factors, including its existing understanding with the purchaser group, the possibility of the purchaser group rescinding its offer, the contractual and competitive restraints on Foodarama sharing non-public information with Yucaipa, and Yucaipa's request for a diligence period of approximately two weeks. The Committee directed Blair to contact Yucaipa and to communicate that (i) there remained significant obstacles to Yucaipa purchasing a majority stake in Foodarama and if Yucaipa were interested in acquiring a majority stake in Foodarama Mr. Burkle must explain to the Committee how he would overcome these obstacles; and (ii) while Yucaipa had now more clearly expressed an interest in purchasing a minority interest, the Special Committee did not have the ability to take any corporate action to advance that goal. The Special Committee also authorized its legal and financial advisors to begin negotiating agreements relating to the Saker Group transaction which had been approved on February 6.

      On February 13, 2006, representatives of Blair communicated this message by telephone to Mr. Burkle who suggested a direct conversation with Richard Saker on this matter. Representatives of the Special Committee gave assurances both to representatives of Yucaipa and to representatives of the purchaser group that the Special Committee had no objection to communication between those parties, and that it would serve the interests of Foodarama's public shareholders if such communications resulted in a clarification of Yucaipa's position with respect to Foodarama.

      Mr. Saker and Mr. Burkle subsequently arranged a face-to-face meeting and, on February 16, 2006, Mr. Saker and Mr. Burkle met in New York City. During their meeting, Mr. Saker advised Mr. Burkle that he and other members of the Saker family were not interested in selling control of Foodarama. Mr. Burkle requested that Mr. Saker further consider whether he would be interested in exploring a possible transaction with Yucaipa, and to advise him of any such interest during the following week. On or about February 21, 2006, Mr. Saker advised associates of Mr. Burkle that he was not interested in pursuing a transaction with Yucaipa. On February 27, 2006, in a telephone conversation with Mr. Burkle, Mr. Saker reiterated his position that he and the Saker family were not interested in selling control of Foodarama and requested that Yucaipa formally withdraw its offer. During this conversation, Mr. Burkle advised Mr. Saker that Yucaipa was no longer interested in acquiring Foodarama and would withdraw its offer. Mr. Burkle confirmed his withdrawal of the Yucaipa offer by countersigning a letter sent to him by Mr. Saker dated February 28, 2006 in which Mr. Saker recounted their phone conversation and requested Mr. Burke to provide such confirmation.

      On March 1, 2006, GMAC Commercial Finance issued a revised commitment letter to Saker Holdings Corp. in which, among other things, it extended the expiration date of its financing commitment to June 30, 2006 and removed some of the conditions to the financing which had been contained in the original commitment letter.

      Between February 10, 2006 and March 1, 2006, counsel to the Special Committee and counsel to Saker Holdings Corp. negotiated the terms of the Tender Offer and Support Agreement. During this period, counsel to the Special Committee reported to members of the Special Committee on the discussions held with counsel to Saker Holdings Corp. The terms of the Tender Offer and Support Agreement were finalized on March 2, 2006.

      At the meeting of the Special Committee on March 2, 2006, Blair made a presentation concerning its financial analysis and the principal factors forming the basis for its opinion. Blair discussed the information it had reviewed and then issued its written opinion to the Special Committee that as of such date, based upon and subject to the assumptions and limitations described in the opinion, the price of $53 per share was fair from a financial point of view to the shareholders of Foodarama other than the members of the purchaser group. Discussion on the matters presented followed among the Special Committee members and their financial and legal advisors. After the discussion, based on the Fairness Opinion and its negotiations with the purchaser group, along with other factors considered by the Special Committee, the Special Committee unanimously recommended that the unaffiliated shareholders accept the tender offer and tender their shares of Foodarama common stock to Saker Holdings Corp. at $53 per share.

      Immediately after the March 2, 2006 meeting of the Special Committee, a meeting of the full Board of Directors of Foodarama was held. After the Board of Directors heard the report of the Special Committee, delivered by Mr. Parton, the full Board, with Messrs. Richard and Joseph Saker both abstaining, voted to approve the Tender Offer and Support Agreement in the form that had been presented to it. Immediately after the meeting, Foodarama and Saker Holdings Corp. executed the Tender Offer and Support Agreement.

Opinion of the Financial Advisor to the Special Committee

      Blair was retained to act as the Special Committee's financial advisor in connection with the proposed acquisition by Saker Holdings Corp. As part of its engagement, the Special Committee requested Blair to render an opinion as to whether the consideration to be paid to the Foodarama shareholders other than the shareholders of Saker Holdings Corp. (whom we refer to as the minority shareholders) pursuant to the tender offer and merger was fair to the minority shareholders from a financial point of view. On March 2, 2006, Blair delivered its written opinion, to the effect that, as of that date and based upon and subject to the assumptions and qualifications stated in its opinion, the consideration of $53.00 in cash per share of common stock was fair, from a financial point of view, to the minority shareholders.

      Blair provided the opinion described above for the information and assistance of the Special Committee in connection with its consideration of the tender offer, the share exchange and the merger. Blair's opinion to the Special Committee was one of many factors taken into consideration by the Special Committee in making its determination to approve the Tender Offer and Support Agreement. The terms of the Tender Offer and Support Agreement, however, were determined through negotiations between Foodarama and Saker Holdings Corp.

      The full text of Blair's written opinion, dated March 2, 2006, is attached as Annex II to this proxy statement/prospectus and incorporated into this proxy statement/ prospectus by reference. You are urged to read the entire opinion carefully to learn about the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by Blair in rendering its opinion. Blair's opinion relates only to the fairness, from a financial point of view, to the minority shareholders of the consideration to be received in the tender offer and the merger, does not address any other aspect of the proposed transactions, and does not constitute a recommendation to any minority shareholder as to whether that minority shareholder should tender his or its shares in the tender offer. The following summary of Blair's opinion does not purport to be a complete description of the analyses performed by Blair in connection with such opinion and is qualified in its entirety by reference to the full text of the written opinion of Blair attached to this proxy statement/prospectus as Annex II. Foodarama urges you to read the opinion carefully and in its entirety.

      In connection with rendering its opinion and performing its related financial analyses, Blair examined or discussed:

      o     the draft Tender Offer and Support Agreement dated February 27,
            2006;

      o certain audited historical financial statements of Foodarama for the three fiscal years ended October 29, 2005;

      o Foodarama's Annual Report on Form 10-K for the year ended October 29, 2005;

      o certain internal business, operating and financial information and forecasts of Foodarama prepared by Foodarama's senior management ;

      o Saker Holdings Corp.'s bank loan commitment letter provided by GMAC dated as of November 23, 2005, as amended February 28, 2006;

      o agreements dated as of September 18, 1987, March 29, 1996 and August 20, 1987, as amended February 20, 1992, between Foodarama and Wakefern Food Corporation, the by-laws of Wakefern Food Corporation and certain information provided by Foodarama's senior management related to Foodarama's potential Wakefern co-op withdrawal liability;

      o financial and stock market information of Foodarama compared with that of certain other publicly traded companies Blair deemed relevant;

      o information regarding financial terms of certain other business combinations Blair deemed relevant;

      o current and historical market prices and trading volumes of the common stock of Foodarama; and

      o certain other publicly available information of Foodarama Blair deemed relevant.

      Blair also held discussions with members of Foodarama's senior management to discuss the foregoing and to discuss Foodarama's current strategic and financial position. Blair considered other matters which it deemed relevant to its inquiry and took into account such accepted financial and investment banking procedures and considerations as it deemed relevant. Blair was not requested to, nor did it, seek any expressions of interest from other parties with respect to any alternative transaction to the proposed transactions.

      In rendering its opinion, Blair assumed and relied, without independent verification, upon the accuracy and completeness of all the information examined by or otherwise reviewed or discussed with Blair for purposes of such opinion, including without limitation the forecasts provided by senior management of Foodarama. Blair has not made or obtained an independent valuation or appraisal of the assets, liabilities or solvency of Foodarama. Blair has been advised by the senior management of Foodarama that the forecasts examined by Blair have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior management of Foodarama. In that regard, Blair assumed that (i) the forecasts will be achieved in the amounts and at the times contemplated thereby and (ii) all material assets and liabilities of Foodarama are as set forth in Foodarama's financial statements or other information made available to Blair. Blair expresses no opinion with respect to the forecasts or the estimates and judgments on which they are based. Blair assumed, with the consent of the Special Committee, that the Wakefern Stockholders' Agreement and by-laws significantly limit other parties that would be deemed a "qualified successor" (as defined in the Wakefern Stockholders' Agreement) and significantly increase the effective price that a third party who is not a qualified successor would have to pay to consummate an alternative transaction to the tender offer, share exchange and merger and therefore significantly limit alternatives to the tender offer, share exchange and merger. For the purposes of this opinion, Blair did not consider, and its opinion does not address, the relative merits of the tender offer as compared to any alternative business strategies that might exist for Foodarama or the effect of other transactions in which Foodarama might engage. Blair's opinion is based upon economic, market, financial and other conditions existing on, and other information disclosed to Blair as of, the date of the opinion. It should be understood that, although subsequent developments may affect Blair's opinion, pursuant to the terms of Blair's engagement, it is obligated to update, revise or reaffirm such opinion, upon the request of the Special Committee, only if the financial terms of the going private transactions are modified in a manner which is beneficial to the minority shareholders within 30 days after the date of Blair's opinion. Blair has relied as to certain legal, accounting and tax matters on advice of Foodarama's and the Special Committee's advisors. Blair assumed that the Tender Offer and Support Agreement executed by Foodarama substantially conformed to the draft dated February 27, 2006 and that the tender offer will be consummated substantially on the terms described in the draft agreement, without any amendment or waiver of any material terms or conditions.

      The following is a summary of the material financial analyses performed and material factors considered by Blair to arrive at its opinion. Blair performed certain procedures, including each of the financial analyses described below, and reviewed with the Special Committee the assumptions upon which such analyses were based, as well as other factors. Although this summary does not purport to describe all of the analyses performed or factors considered by Blair in this regard, it does discuss those considered by Blair to be material in arriving at its opinion.

      Selected Public Company Analysis. Blair reviewed and compared financial information, ratios and public market multiples for certain publicly traded companies with regional supermarket and wholesale food distribution operations that Blair deemed relevant to such corresponding information for Foodarama. The comparable companies selected by Blair were Arden Group, Inc.; Fresh Brands, Inc.; Ingles Markets, Inc.; Marsh Supermarkets, Inc.; Nash Finch & Co.; Pathmark Stores, Inc.; Ruddick Corp.; Spartan Stores, Inc.; and Village Super Market, Inc. Blair selected these companies because they are the publicly traded companies that engage in businesses reasonably comparable to Foodarama. Blair also considered the following companies, but excluded them due to their size of operation and other company specific factors: Albertson's Inc.; Kroger Co.; Safeway Stores Inc.; The Great Atlantic & Pacific Tea Co., Inc.; Supervalu, Inc.; and Winn-Dixie Stores, Inc.

      Among the information Blair considered were revenue; earnings before interest, taxes, depreciation and amortization (commonly referred to as "EBITDA"); and earnings before interest, taxes, depreciation, amortization and rent (commonly referred to as "EBITDAR"). Blair considered the enterprise value as a multiple of revenue and EBITDA for each company for the last 12 months for which results were publicly available (commonly referred to as "LTM"), and the adjusted enterprise value as a multiple of EBITDAR for the LTM. The operating results and the corresponding derived multiples for Foodarama and each of the selected companies were based on each company's most recent available publicly disclosed financial information and closing share prices as of February 28, 2006. In Foodarama's case, the most recent available publicly disclosed financial information was for the fiscal year ended October 29, 2005.

      The implied enterprise value of Foodarama for purposes of this analysis was based on the equity value implied by the consideration per share to be paid to the minority shareholders pursuant to the Tender Offer and Support Agreement plus the total debt (including net capital leases, long-term debt and underfunded pension liability) less any excess cash and cash equivalents assumed to be included in the acquisition. The implied adjusted enterprise value of Foodarama for purposes of this analysis was based on the implied enterprise value plus the debt equivalent of Foodarama's operating leases. The debt equivalent of the operating leases was estimated at eight times annual net rent expense.

      Blair then compared Foodarama's implied transaction multiples to the range of trading multiples for the selected companies. Information regarding the multiples from Blair's analysis of selected publicly traded companies is set forth in the following table.

                                                    Selected Public Company Multiples
                                             ------------------------------------------------
                                Implied
                              Multiples(1)      Min         Mean        Median         Max
                             --------------  ---------   ----------   ----------    ---------
Enterprise Value /
LTM October 2005 Revenue          0.22x        0.16x        0.28x        0.20x        0.55x

Enterprise Value /
LTM October 2005 EBITDA            6.0x         3.9x         6.4x         6.5x         7.9x

Adjusted Enterprise Value/
LTM October 2005 EBITDAR           6.2x         4.5x         6.9x         7.0x         7.9x

(1) Transaction consideration divided by Foodarama financial results.

      Blair noted that the implied transaction multiples based on the per share consideration to be paid to the Minority Shareholders pursuant to the Tender Offer Agreement were within the range of multiples of the selected public companies.

      Although Blair compared the trading multiples of the selected companies at the date of its opinion, none of the selected companies is identical to Foodarama. Accordingly, any analysis of the selected publicly traded companies necessarily involved complex considerations and judgments concerning the differences in financial and operating characteristics and other factors that would necessarily affect the analysis of trading multiples of the selected publicly traded companies.

      Comparable Transactions Analysis. Blair performed an analysis of selected recently completed business combination transactions focused on the regional supermarket and wholesale food distribution markets. Blair's analysis was based on publicly available information for seven transactions. The selected transactions were not intended to be representative of the entire range of possible transactions in the respective industries. The seven transactions examined were (target/acquirer):

      o     Albertson's, Inc./Supervalu, CVS, Cerberus

      o     D&W Food Centers/Spartan Stores, Inc.

      o     Fresh Brands, Inc./Certified Grocers Midwest, Inc.

      o     BiLo/Bruno's/Lone Star Funds

      o     Minyard Food Stores, Inc./Texas Acquisition Vehicle II, LLC

      o     Shaw's (J Sainsbury PLC)/Albertson's, Inc.

      o     Broadbeck Enterprises Inc./Fresh Brands, Inc.

         Blair reviewed the consideration paid in the selected transactions in terms of the enterprise value of the target company in such transactions as a multiple of revenue and EBITDA and the adjusted enterprise value of the target as a multiple of EBITDAR of the target for the LTM prior to the announcement of these transactions. Blair compared the resulting range of transaction multiples of revenue, EBITDA, and EBITDAR for the selected transactions to Foodarama's implied transaction multiples based on the terms of the tender offer.

         Information regarding the multiples from Blair's analysis of selected transactions is set forth in the following table:

                                                      Selected Comparable Transaction
                                                                 Multiples
                                              ------------------------------------------------
                                 Implied
                               Multiples(1)      Min         Mean        Median         Max
                              --------------  ---------   ----------   ----------    ---------
Enterprise Value /
LTM October 2005 Revenue          0.22x         0.09x        0.29x        0.26x        0.57x

Enterprise Value /
LTM October 2005 EBITDA            6.0x          5.5x         6.4x         6.4x         7.2x

Adjusted Enterprise Value/
LTM October 2005 EBITDAR           6.2x          6.6x         7.0x         7.0x         7.2x

(1) Transaction consideration divided by Foodarama financial results.

      Blair noted that the implied transaction multiples based on the per share consideration to be paid to the minority shareholders pursuant to the Tender Offer and Support Agreement were within, and in one case, below, the range of multiples of the selected transactions.

      Although Blair analyzed the multiples implied by the selected transactions and compared them to the implied transaction multiples based on the per share consideration to be paid to the minority shareholders pursuant to the Tender Offer and Support Agreement, none of these transactions or associated companies is identical to the tender offer or to Foodarama. Accordingly, any analysis of the selected transactions necessarily involved complex considerations and judgments concerning the differences in financial and operating characteristics, parties involved and terms of their transactions and other factors that would necessarily affect Foodarama's implied value versus the values of the companies in the selected transactions.

      Discounted Cash Flow Analysis. The discounted cash flow methodology is most appropriate for companies that exhibit relatively steady or somewhat predictable streams of future cash flow. For a company with limited intermediate and long-term cash flow visibility, the preponderance of the value can be in the terminal value, which is extremely sensitive to assumptions about the sustainable long-term growth of the company. Blair took the foregoing limitation into account in using this discounted cash flow methodology in the context of its overall analysis of the tender offer.

      Blair utilized the forecasts provided by Foodarama's management to perform a discounted cash flow analysis of Foodarama's projected future cash flows for the period commencing October 31, 2006 and ending October 31, 2010. Using the discounted cash flow methodology, Blair calculated the present values of Foodarama's projected free cash flows. In this analysis, Blair calculated terminal values (i) assuming exit multiples ranging from 5.5x to 6.5x projected 2010 EBITDA and (ii) using discount rates ranging from 10.0% to 14.0%. Blair selected the terminal value inputs range based on Blair's review of factors projected to be relevant at the time of the exit, including, among other matters, the trading multiples of certain comparable companies, the transaction multiples of certain comparable transactions and certain industry growth rates. Blair determined the appropriate discount rate range based upon an analysis of the weighted average cost of capital of other comparable companies that Blair deemed relevant in its expertise and judgment, as well as the high company-specific risk, given Foodarama's relatively small size and the competitive nature of the markets it serves. Blair aggregated (i) the present value of the free cash flows over the applicable forecast period with (ii) the present value of the range of terminal values. The aggregate present value of these items represented the enterprise value range. Foodarama's equity value was determined by deducting the sum of total debt, less any cash and cash equivalents assumed to be included in the tender offer. Blair calculated the implied per share equity value range by dividing the resulting equity values by the fully diluted share count. The implied transaction per share equity values implied by the discounted cash flow analysis using EBITDA exit multiples ranged from $25.11 per share to $92.79 per share.

      Leveraged Buyout Analysis. Blair also performed an analysis of hypothetical leveraged buyouts of Foodarama. For this analysis, Blair assumed Foodarama would incur $207.2 million of debt ($65.0 million in bank debt and $142.2 million in rolled capital leases) in connection with such buyouts, a debt to EBITDA ratio of 5.4x, a target internal rate of return of 20.0% to 30.0% for an acquirer intending to exit after five years at an assumed 2010 EBITDA exit multiple of 5.5x to 6.5x, and transaction fees and expenses of $5.5 million and a weighted average cost of debt of 10%. Blair performed this analysis using cash flow that Foodarama is expected to generate during calendar years 2006 through 2010 based upon the forecasts provided to Blair by Foodarama management. This analysis yielded an estimated range of values for Foodarama's common stock between $50.72 and $80.13 per share.

      Premiums Paid Analysis. Blair reviewed data from 210 publicly available transactions occurring since January 1, 2003 and with enterprise values between $25 million and $100 million in which less than 50% of the target was acquired. Specifically, Blair analyzed the acquisition price as a premium to the closing respective share price one day, one week and one month prior to the announcement of the transaction, for all 210 transactions. Blair compared the resulting stock price premiums for the reviewed transactions to the premiums implied by the per share consideration to be paid to the minority shareholders pursuant to the Tender Offer and Support Agreement based on Foodarama's respective stock prices one day, one week and one month prior to the initial announcement of Saker Holdings Corp.'s proposed transaction on December 2, 2005. Information regarding the premiums from Blair's analysis of such transactions at specified percentiles are provided in the following table:

                            Implied
                           Per Share
Premium Period              Premium          20%       40%       60%       80%
----------------------    ------------   ---------------------------------------

1 Day Prior                   43.2%         11.0%     11.6%     20.9%     50.6%
1 Week Prior                  37.7%         11.2%     13.5%     23.9%     61.8%
1 Month Prior                 35.9%         11.0%     14.5%     24.8%     74.7%

      Blair noted that the one-day, one-week and one-month premiums implied by the tender offer were between the 60th and 80th percentile of premiums paid in the referenced transaction group.

      General. In considering these analyses, including the fact that the multiples and valuations for the proposed tender offer and merger were generally near the lower end of the ranges for the selected public company, comparable transactions and discounted cash flow analyses, Blair gave weight to the likely effect of the Wakefern Stockholders' Agreement in limiting alternative transactions to the proposed tender offer and merger, to the repeated statements by the members of the Saker family that they were not interested in selling control of Foodarama and to other potential risks relating to Foodarama's business. However, even without adjustment for these factors, Blair noted that the multiples, valuations and premiums implied by the proposed tender offer and merger were, with one exception, within the multiple, valuation and premium ranges from the respective analyses. The preparation of an opinion regarding fairness is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. The preparation of a fairness opinion does not involve a mathematical evaluation or weighing of the results of the individual analyses performed, but requires Blair to exercise its professional judgment, based on its experience and expertise, in considering a wide variety of analyses taken as a whole. Each of the analyses conducted by Blair was carried out in order to provide a different perspective on the financial terms of the proposed tender offer and add to the total mix of information made available to the Special Committee. Blair did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support an opinion about the fairness of the consideration to be received by minority shareholders pursuant to the Tender Offer and Support Agreement. Rather, in reaching its conclusion, Blair considered the results of the analyses in light of each other and ultimately reached its opinion based on the results of all analyses taken as a whole. Blair did not place particular reliance or weight on any particular analysis, but instead concluded its analyses, taken as a whole, supported its determination. Accordingly, notwithstanding the separate factors summarized above, Blair believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, may create an incomplete view of the evaluation process underlying its opinion. No company or transaction used in the above analyses as a comparison is directly comparable to Foodarama or the tender offer. In performing its analyses, Blair made numerous assumptions with respect to industry performance, business and economic conditions and other matters. The analyses performed by Blair are not necessarily indicative of future actual values and future results, which may be significantly more or less favorable than suggested by such analyses.

      Blair is a nationally recognized securities firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with acquisition transactions and other types of strategic combinations and acquisitions. Blair had not previously provided any investment banking or financial advisory services to Foodarama. Furthermore, in the ordinary course of its business, Blair and its affiliates may beneficially own or actively trade common shares and other securities of Foodarama's for its own account and for the accounts of customers, and, accordingly, may at any time hold a long or short position in these securities.

      The Special Committee hired Blair based, among other things, on its qualifications and expertise in providing financial advice to companies in Foodarama's industry and its reputation as a nationally recognized investment banking firm. Pursuant to a letter agreement dated January 5, 2006, Foodarama agreed to pay Blair a retainer fee of $100,000 upon the execution of the letter agreement; and $250,000 upon delivery of a fairness opinion. The engagement letter also provided that if Blair participated in negotiations with Saker Holdings Corp. with respect to a going private transaction at the Special Committee's request and the Special Committee concluded that Blair performed such services to its satisfaction, then Foodarama would pay an additional $50,000 fee to Blair. The Special Committee has directed Foodarama to pay this additional fee upon the initial filing of this proxy statement/prospectus with the Securities and Exchange Commission. In addition, Foodarama also agreed to indemnify Blair against certain potential losses and expenses, including liabilities under the federal securities laws, arising out of its engagement and reimburse Blair for out-of-pocket expenses.

Expenses of the Share Exchange

      Foodarama has retained Mackenzie Partners, Inc. as the Information Agent for the share exchange. Foodarama will pay Mackenzie Partners reasonable and customary compensation for its services in connection with the share exchange, and will reimburse Mackenzie Partners for its reasonable out-of-pocket expenses.

      The following is an estimate of the fees and expenses to be incurred by Foodarama in connection with the share exchange:

      Information Agent Fees                      $10,000
      Legal, Printing and Miscellaneous           $80,000

           Total                                  $90,000

The Agreement and Plan of Share Exchange

      Foodarama and FSM-Delaware have entered into the Agreement and Plan of Share Exchange, which is the legal document that governs the share exchange. We recommend that you carefully read the complete Agreement and Plan of Share Exchange for the precise legal terms of the share exchange and other information that may be important to you. The Agreement and Plan of Share Exchange is attached to this proxy statement/prospectus as Annex I.

Conditions to Consummation of the Share Exchange

      The share exchange will not be completed unless, among other things, the following conditions are satisfied or, if allowed by law, waived:

      o     Foodarama shareholders shall have duly approved the share exchange;

      o The tender offer shall have been consummated or, if not, the Foodarama Board of Directors shall have confirmed, subsequent to shareholder approval of the share exchange, that consummation of the share exchange is advisable; and

      o No injunction, restraining order or other court order prohibiting consummation of the share exchange shall be in effect, and no governmental action or proceeding shall have been commenced or threatened that seeks to prohibit, restrain, invalidate or set aside the consummation of the share exchange.

Effective Time

      Once Foodarama shareholders have approved the share exchange and the other conditions to completion of the share exchange are met or waived, Foodarama will file a certificate of share exchange with the appropriate governmental office in the State of New Jersey. The share exchange will take effect at the time of that filing unless Foodarama specifies a later effective time in the certificate. We anticipate that the merger of FSM-Delaware with and into Saker Holdings Corp. will take place immediately following completion of the share exchange.

Amendment or Termination

      The Agreement and Plan of Share Exchange may, to the extent permitted by law, be amended at any time, whether before or after shareholder approval, by action taken by the Foodarama Board of Directors. The agreement may be terminated for any reason before the certificate of share exchange is filed with the State of New Jersey, by resolution of the Foodarama Board of Directors.

Automatic Share Conversion

      If you hold shares of Foodarama common stock which are not acquired by Saker Holdings Corp. in the tender offer, those shares will automatically become shares of FSM-

Delaware common stock upon completion of the share exchange. The certificates representing that Foodarama common stock will, at the effective time of the share exchange, automatically represent the same number of shares of FSM-Delaware common stock. Thus, you will not need to physically exchange your stock certificates in order to exercise your rights as a shareholder of FSM-Delaware.

Management of FSM-Delaware

      The individuals who are officers and directors of Foodarama currently serve in the same capacities as officers and directors of FSM-Delaware. Each of the directors of Foodarama and FSM-Delaware, other than Richard J. Saker and Joseph J. Saker, has submitted a resignation from their respective positions as directors of Foodarama and FSM-Delaware that is conditioned upon and to take effect only upon the consummation of the tender offer under circumstances in which Saker Holdings Corp. has acquired a number of shares of Foodarama common stock as would result in its owning 90% or more of Foodarama's common stock after the completion of the tender offer. Saker Holdings Corp. has agreed to implement a "short-form" merger of FSM Delaware into Saker Holdings Corp. once that 90% level has been reached and the share exchange is completed.

Required Vote for the Share Exchange

      In order to approve the share exchange, the Agreement and Plan of Share Exchange must be approved by the affirmative vote of at least two-thirds (2/3) of the votes cast by holders of shares present in person or represented by proxy at the Special Meeting and entitled to vote as of the record date. Each share of Foodarama common stock is entitled to one vote. Abstentions will be counted as "shares present" at the special meeting for the purposes of determining whether a quorum exists. However, since abstentions are not votes cast in favor or against the share exchange, they will not affect the outcome of the vote. Proxies submitted by brokers that do not indicate a vote because brokers do not have discretionary voting authority and have not received instructions as to how to vote (so-called "broker non-votes") are also considered "shares present," but also will not affect the outcome of any vote. Under the rules of the American Stock Exchange, brokers who hold shares in street name for customers have the authority to vote on many "routine" proposals when they have not received instructions from beneficial owners. Under these rules, brokers are precluded from exercising their voting discretion with respect to proposals for non-routine matters like the share exchange. Thus, absent specific instructions from you, your broker is not empowered to vote your shares with respect to the adoption of the Agreement and Plan of Share Exchange.

      As of the record date for the special meeting, there were 988,117 shares of Foodarama common stock outstanding and entitled to vote. As of the record date, Foodarama's directors and executive officers and their affiliates owned or were entitled to vote, in the aggregate, approximately 405,913 shares of Foodarama common stock, which represents approximately 41.1% of the outstanding Foodarama common stock. These persons have informed us that they intend to vote their shares in favor of the proposal to adopt the Agreement and Plan of Share Exchange. As of the record date, members of the purchaser group that formed Saker Holdings Corp. owned or controlled the vote of 507,597 shares of Foodarama common stock, which represents approximately 51.4% of the outstanding Foodarama common stock. These persons have informed us that they intend to vote their shares in favor of the proposal to adopt the Agreement and Plan of Share Exchange. Collectively, the directors and executive officers of Foodarama and their affiliates and the members of the purchaser group own or are entitled to vote approximately 51.9% of the outstanding Foodarama common stock.

Rights of Dissenting Shareholders

      Under New Jersey law, you do not have "dissenters' rights" in connection with the share exchange because shares of Foodarama common stock are listed on the American Stock Exchange; however, if you do not tender your shares pursuant to the tender offer and therefore receive shares of FSM-Delaware common stock pursuant to the share exchange, you will have, as a holder of FSM-Delaware common stock, appraisal rights under the Delaware General Corporation Law in connection with the merger.

Dividends

      Foodarama has not paid any cash dividends on shares of Foodarama common stock since 1979, and FSM-Delaware does not anticipate paying dividends after consummation of the share exchange.

Stock Options

      Pursuant to the terms of Foodarama's stock option plans, the vesting schedules of options have been accelerated to permit their exercise prior to the consummation of the tender offer. Upon consummation of the tender offer, option holders (other than the members of the purchaser group) whose options have not been exercised will receive the amount by which the tender offer price exceeds the exercise price in cash and their options will be cancelled. Any options held by a member of the purchaser group that are not exercised prior to the consummation of the tender offer will be cancelled, and Saker Holdings Corp. will issue to that member of the purchaser group options to acquire an equal number of shares of common stock of Saker Holdings Corp.

Stock Exchange Listing

      Shares of Foodarama common stock are currently listed on the American Stock Exchange. The shares will be delisted from the American Stock Exchange upon completion of the share exchange, and we do not anticipate that shares of FSM-Delaware common stock will be listed on any stock exchange or included in any quotation system following the completion of the share exchange if the tender offer is completed. If the tender offer is not completed but the Board of Directors of Foodarama elects to implement the share exchange, we anticipate that application would be made to have the shares of FSM-Delaware listed on the American Stock Exchange.

Accounting Treatment of the Share Exchange

      The share exchange will have no accounting consequences since the assets, liabilities and equity of Foodarama will be carried over to FSM-Delaware at the same amounts.

Recommendation of the Board of Directors

      The Board of Directors of Foodarama has approved the Agreement and Plan of Share Exchange and recommends that you vote "FOR" its adoption.

                     THE TENDER OFFER AND SUPPORT AGREEMENT

      On March 2, 2006, Foodarama and Saker Holdings Corp. entered into the Tender Offer and Support Agreement which, among other things, required or requires that:

      o Saker Holdings Corp. commence the tender offer at a price of $53 per share;

      o Foodarama and FSM-Delaware enter into the Agreement and Plan of Share Exchange;

      o Foodarama prepare this proxy statement-prospectus and convene the special meeting so shareholders can vote on the share exchange;

      o Foodarama inform its shareholders about the recommendation of the Special Committee with respect to the share exchange and the tender offer;

      o Foodarama complete the share exchange as soon as reasonably practicable (and not more than two business days) after Saker Holdings Corp. consummates the tender offer; and

      o Saker Holdings Corp. accept for payment, and pay for, any shares tendered pursuant to the tender offer, subject to the conditions set forth in the Tender Offer and Support Agreement.

      The Tender Offer and Support Agreement provides that the initial expiration date of the tender offer will be 12:00 midnight Eastern Time on the 35th day following the commencement of the offer. Saker Holdings Corp. has the right to extend the expiration date of the tender offer if any conditions to the tender offer are not satisfied or waived for a time period reasonably necessary to permit such condition to be satisfied. In addition, Saker Holdings Corp. may extend the tender offer for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission applicable to the tender offer. If all of the conditions to the tender offer have been satisfied or waived, Saker Holdings Corp. may extend the tender offer for a "subsequent offering period" not to exceed 20 business days to the extent permitted under, and in compliance with Rule 14d-11 of the Securities Exchange Act of 1934, as amended, but in no event beyond June 30, 2006.

      If a sufficient number of shares have not been tendered by the scheduled expiration date of the tender offer and not withdrawn to allow Saker Holdings Corp. to consummate the tender offer and own, along with its shareholders, more than 90% of the Foodarama common stock, and Saker Holdings Corp. has not waived that condition, then, at the request of Foodarama, Saker Holdings Corp. will be required to extend the expiration date. Saker Holdings Corp. will be required to continue with incremental extensions until (i) the 90% condition is satisfied or waived, (ii) Saker Holdings Corp. reasonably determines after the date that is 90 days from commencement of the tender offer that the 90% condition is not capable of being satisfied on or prior to June 30, 2006, (iii) the Tender Offer and Support Agreement is terminated, or (iv) June 30, 2006, whichever occurs first.

      If Foodarama fails to perform in any material respect any obligations under the Tender Offer and Support Agreement and the ten-day cure period provided in the agreement has not expired, Saker Holdings Corp. is required, upon Foodarama's request, to extend the expiration date of the tender offer in one or more increments, but not for more than ten days, until the failure is cured, the cure period expires, the Tender Offer and Support Agreement is terminated, or June 30, 2006, whichever occurs first.

      Saker Holdings Corp. will not be required to accept for payment or pay for any shares of Foodarama common stock tendered pursuant to the tender offer unless:

      o there shall have been tendered and not withdrawn at least a majority of the outstanding shares not owned by members of the purchaser group that formed Saker Holdings Corp.;

      o there shall have been validly tendered and not withdrawn a sufficient number of shares such that, after the shares are purchased pursuant to the tender offer, Saker Holdings Corp. and its shareholders would together own at least 90% of the outstanding Foodarama common stock;

      o the share exchange shall have been approved by the shareholders of Foodarama;

      o Saker Holdings Corp. shall have received the proceeds of the financing contemplated by GMAC's commitment letter.

      In addition, Saker Holdings Corp. will have no obligation to accept for payment or pay for any shares validly tendered pursuant to the tender offer if at any time prior to the expiration of the tender offer any of the following events shall have occurred and be continuing and shall not have resulted from the breach by Saker Holdings Corp. of any of its obligations under the Tender Offer and Support Agreement:

      o there shall be in effect any order of any governmental entity of competent jurisdiction: (i) which makes illegal, prevents, makes materially more expensive (without taking into account any legal fees or expenses incurred in connection with the order or the tender offer), restrains or prohibits the tender offer, the acceptance for payment of, or payment for, any shares by Saker Holdings Corp. or any affiliate of Saker Holdings Corp., or the consummation of the share exchange or merger; (ii) which prohibits the ownership or operation by Saker Holdings Corp., Foodarama or any of its subsidiaries of all or a material portion of the business or assets of

            Saker Holdings Corp., Foodarama or any of its subsidiaries or which compels Saker Holdings Corp., Foodarama or any of its subsidiaries to dispose of or hold separate all or any material portion of the business or assets of Saker Holdings Corp., Foodarama or any of its subsidiaries; (iii) which imposes material limitations on the ability of Saker Holdings Corp., or any affiliate of Saker Holdings Corp. to exercise full rights of ownership of any shares of Foodarama common stock, including, without limitation, the right to vote any shares acquired by Saker Holdings Corp. pursuant to the tender offer or otherwise on all matters presented to Foodarama's shareholders, including, without limitation, the approval and adoption of the Agreement and Plan of Share Exchange; (iv) which requires divestiture by Saker Holdings Corp. or any affiliate of Saker Holdings Corp. of any shares of Foodarama common stock; or (v) which otherwise has a material adverse effect on the business, operations, prospects, assets, financial condition or results of operations of Foodarama and its subsidiaries taken as a whole;

      o there shall be in effect any law, statute, rule, regulation, judgment, order or legislation applicable to (i) Saker Holdings Corp., Foodarama or any subsidiary or affiliate of Saker Holdings Corp. or Foodarama or (ii) any transaction contemplated by the Tender Offer and Support Agreement, which results, directly or indirectly, in any of the consequences referred to in the immediately preceding paragraph ;

      o there shall have occurred any one or more events that have a material adverse effect on the business, operations, prospects, assets, financial condition or results of operations of Foodarama and its subsidiaries taken as a whole;

      o the Foodarama Board or the Special Committee shall have (i) withdrawn or modified in a manner adverse to Saker Holdings Corp., or publicly proposed to withdraw or modify in a manner adverse to Saker Holdings Corp., its approval or recommendation of the Tender Offer and Support Agreement, the tender offer or the share exchange,
            (ii) failed to recommend to Foodarama's shareholders that they accept the tender offer, (iii) approved or recommended, or publicly proposed to approve or recommend or caused Foodarama to enter into any agreement relating to any proposal for a merger, consolidation, dissolution, recapitalization or other business combination involving Foodarama, or any proposal or offer to acquire in any manner, directly or indirectly, over 15% of the equity securities or consolidated assets of Foodarama, other than pursuant to the tender offer, the share exchange, the proposed short form merger between Saker Holdings Corp. and FSM-Delaware or a long form merger between Saker Holdings Corp. and FSM-Delaware; or (v) resolved to do any of the foregoing;

      o any of the representations and warranties of Foodarama contained in the Tender Offer and Support Agreement shall not be true and correct except where the failure to be so true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have, a material adverse effect on the business, operations, prospects, assets, financial condition or results of operations of Foodarama and its subsidiaries taken as a whole, and such inaccuracy shall not have been cured;

      o Foodarama shall have failed to perform in any material respect any obligation or to comply in any material respect with any agreement or covenant of Foodarama to be performed or complied with by it under the Tender Offer and Support Agreement, which failure to perform or comply cannot be or has not been cured within ten days after the giving of written notice to Foodarama of such breach;

      o there shall have been instituted or pending any shareholder derivative litigation or shareholder class action litigation against Foodarama or Saker Holdings Corp. or any of their respective subsidiaries, affiliates, officers or directors or there shall be pending any action, suit or proceeding against Foodarama or Saker Holdings Corp. or any of their respective subsidiaries, affiliates, officers or directors challenging or seeking damages or other relief in connection with the acquisition of shares of Foodarama common stock or any of the transactions related thereto by Saker Holdings Corp. or seeking to restrain or prohibit the making or consummation of the tender offer or the share exchange;

      o Foodarama shall not have received the consent of Wakefern Food Corporation to the tender offer, the share exchange, the merger and the other transactions contemplated by the Tender Offer and Support Agreement; or

      o the Tender Offer and Support Agreement shall have been terminated in accordance with its terms.

      If the tender offer and share exchange are completed under circumstances where Saker Holdings Corp. has acquired a number of shares pursuant to the tender offer that results in it and its shareholders together owning 90% or more of the outstanding shares of Foodarama common stock, then Saker Holdings Corp. will be required to effect the merger of FSM-Delaware with and into Saker Holdings Corp. and pay each shareholder of Foodarama that did not tender shares pursuant to the tender offer $53 per share for each share of FSM-Delaware common stock received in the share exchange. If Foodarama's shareholders approve the share exchange and Saker Holdings Corp. completes the tender offer, Foodarama is required to complete the share exchange as soon as reasonably practicable, and in any event no more than two business days, after completion of the tender offer.

      If Foodarama's shareholders approve the share exchange but the Tender Offer and Support Agreement is terminated prior to consummation of the tender offer, the Foodarama Board of Directors is required to determine by resolution whether to complete the share exchange or terminate the Agreement and Plan of Share Exchange.

      Foodarama has the right to terminate the Tender Offer and Support Agreement at any time and for any reason. However, Foodarama will be required to pay to Saker Holdings Corp. a termination fee of $1,500,000 (with a credit against that fee for all expenses of Saker Holdings Corp. that have been reimbursed by Foodarama) if Foodarama terminates the agreement for any reason other than (i) the failure of Saker Holdings Corp. to accept and pay for the shares validly tendered in the tender offer once it becomes obligated to do so, or (ii) the failure of Saker Holdings Corp. to provide reasonable assurance to the Special Committee that its shareholders will contribute at least 466,712 shares of Foodarama common stock to Saker Holdings Corp. and will tender the remainder of their shares in the tender offer.

      Foodarama also will be obligated to pay the $1,500,000 termination fee to Saker Holdings Corp. (with a credit against that fee for all expenses of Saker Holdings Corp. that have been reimbursed by Foodarama) if the Tender Offer and Support Agreement is terminated by Saker Holdings Corp.:

      o due to a breach by or failure to perform by Foodarama of any of its representations, warranties and covenants set forth in the Tender Offer and Support Agreement; or

      o due to the Foodarama Board of Directors or the Special Committee (i) withdrawing or modifying, or publicly proposing to withdraw or modify, in a manner adverse to Saker Holdings Corp. its approval or recommendation of the Tender Offer and Support Agreement, the tender offer or the share exchange, or (ii) failing to recommend that the Foodarama shareholders accept the tender offer and vote in favor of the share exchange, (iii) publicly approving or recommending, or publicly proposing to approve or recommend, an alternative takeover proposal or (iv) expressing no opinion, remaining neutral or taking no position with respect to a tender offer made by a party other than Saker Holdings Corp.

      Foodarama will be required to reimburse Saker Holdings Corp. for its out-of-pocket expenses incurred in connection with the tender offer and related matters, including fees payable to GMAC Commercial Finance, if Foodarama terminates the Tender Offer and Support Agreement for any reason other than (i) the failure of Saker Holdings Corp. to accept and pay for the shares validly tendered in the tender offer once it becomes obligated to do so, or (ii) the failure of Saker Holdings Corp. to provide reasonable assurance to the Special Committee that its shareholders will contribute at least 466,712 shares of Foodarama common stock to Saker Holdings Corp. and will tender the remainder of their shares in the tender offer.

      Foodarama also will be required to reimburse Saker Holdings Corp. for its out-of-pocket expenses if the Tender Offer and Support Agreement is terminated by Saker Holdings Corp. because it is not able to obtain the proceeds of the financing contemplated by the commitment letter issued to it by GMAC Commercial Finance LLC and the failure to obtain the financing results from:

      o an event that has had a material adverse effect on the business, operations, prospects, assets, financial condition or results of operations of Foodarama and its subsidiaries taken as a whole;

      o Foodarama's failure to fulfill any of its obligations under the Tender Offer and Support Agreement or from facts or circumstances that constitute a breach of any representation or warranty under the Tender Offer and Support Agreement by Foodarama;

      o Foodarama's failure to have received a fairness opinion from a financial advisor reasonably acceptable to GMAC Commercial Finance LLC endorsing the fairness to Foodarama's shareholders of the tender offer; or

      o the failure to satisfy the condition of the tender offer that requires that there shall have been tendered and not withdrawn prior to the expiration of the tender offer sufficient shares of Foodarama common stock so that Saker Holdings Corp. and its affiliates would own at least 90% of Foodarama's outstanding shares after completing the tender offer.

      If the Tender Offer and Support Agreement is terminated by Saker Holdings Corp. under circumstances in which there shall have been instituted or pending any shareholder derivative litigation or shareholder class action litigation against Foodarama or Saker Holdings Corp. or any of their respective subsidiaries, affiliates, officers or directors or there shall be pending any action, suit or proceeding against Foodarama or Saker Holdings Corp. or any of their respective subsidiaries, affiliates, officers or directors challenging or seeking damages or other relief in connection with the acquisition of shares of Foodarama common stock by Saker Holdings Corp. or any of the transactions related thereto or seeking to restrain or prohibit the making of the tender offer or share exchange, then Saker Holdings Corp. will be entitled to be reimbursed:

      o 100% of its out-of-pocket expenses if the event giving rise to the termination is one which had, or at the time of termination was reasonably likely to result in, a material adverse effect on the business, operations, assets, financial condition or results of operations of Foodarama and its subsidiaries taken as a whole;

      o none of its out-of-pocket expenses if the event giving rise to the termination did not, and at the time of termination was not reasonably likely to, have a significant economic impact on Saker Holdings Corp. or on the ability of Saker Holdings Corp. to consummate the tender offer; and

      o 80% of its out-of-pocket expenses if the event giving rise to the termination is one which fits into neither of the above categories.

                DESCRIPTION OF AUTHORIZED SHARES OF FSM-DELAWARE

      The following discussion is a summary of FSM-Delaware's share capital and should be read in conjunction with "Comparison of Rights of Shareholders" set forth below. This summary is not complete and is subject to the complete text of FSM-Delaware's certificate of incorporation and by-laws as they will be in effect on the date of the share exchange.

Authorized Share Capital

      The authorized share capital of FSM-Delaware is 2,100,000 shares, consisting of 1,100,000 shares of common stock, par value $.001 per share and 1,000,000 shares of preferred stock, par value $.001 per share, undesignated as to class or series. Only common stock will be issued to holders of Foodarama common stock in the share exchange.

      FSM-Delaware's certificate of incorporation authorizes its Board of Directors to issue shares of preferred stock in one or more series with such dividend, liquidation conversion, redemption and other rights as the Board establishes at the time. Stockholder approval is not required to issue preferred stock.

Voting

      Each holder of FSM-Delaware common stock will be entitled to one vote per common share held, and directors will be elected in accordance with the procedures described below. Except as otherwise specifically provided in FSM-Delaware's certificate of incorporation and by-laws, any action to be taken by the shareholders at any general meeting at which a quorum is in attendance will be decided by the affirmative vote of a majority of the votes cast at the general meeting. Directors will be elected by a plurality of the votes cast at any meeting at which a quorum is in attendance and at which directors are to be elected.

Quorum for General Meetings

      Holders of shares representing a majority of the shares entitled to vote shall constitute a quorum at a general meeting of shareholders.

Dividend Rights

      Subject to any rights and restrictions of any other class or series of shares (none of which will be outstanding immediately following the share exchange), the FSM-Delaware board of directors may from time to time declare dividends and other distributions on the issued common stock and authorize payment of such dividends and other distributions. Such dividends or other distributions may be in cash, shares or property of FSM-Delaware out of assets or funds legally available.

Rights Upon Liquidation

      Upon the liquidation of FSM-Delaware, after full amounts that holders of any other issued shares ranking senior to the common shares as to distribution on liquidation or winding up are entitled to receive have been paid or set aside for payment, the holders of FSM-Delaware common stock are entitled to receive, pro rata, any remaining assets of FSM-Delaware available for distribution to the holders of common stock. The liquidator may deduct from the amount payable in respect of those shares of common stock any liabilities the holder has to or with FSM-Delaware. The assets received by the holders of FSM-Delaware common stock in a liquidation may consist in whole or in part of property.

Liability for Further Calls or Assessments; No Sinking Fund

      FSM-Delaware common stock to be issued in the share exchange will be duly and validly issued, fully paid and nonassessable. Shares of FSM-Delaware common stock have no sinking fund provisions.

Pre-Emptive Rights

      Subject to any series of preference shares granting such rights, holders of shares of FSM-Delaware common stock will have no pre-emptive or preferential right to purchase any securities of FSM-Delaware.

Redemption, Repurchase and Conversion

      FSM-Delaware common stock will not be convertible into shares of any other class or series or be subject to redemption either by FSM-Delaware or the holders of FSM-Delaware common stock; provided, however, that subject to compliance with Delaware law, FSM-Delaware may repurchase shares for cancellation with the consent of the holder of such shares.

Restrictions on Transfer

      Shares of FSM-Delaware common stock are not subject to restrictions on transfer, other than as required to comply with applicable Delaware law and United States and other securities laws. Subject to applicable law, any shareholder may transfer any or all of the holder's shares by an instrument of transfer in a usual common form or in another form which the board of directors or FSM-Delaware's transfer agent may approve.

Stock Exchange Listing

      The shares of FSM-Delaware common stock are not listed on any stock exchange nor are quotations for the common stock available on any quotation system. If the tender offer is not completed but the Foodarama Board of Directors elects to implement the share exchange, we anticipate that FSM-Delaware would seek to have its shares listed on the American Stock Exchange.

Transfer Agent

      If the tender offer is completed, FSM-Delaware does not intend to engage a transfer agent for its common stock. If the tender offer is not completed and the Foodarama Board of Directors elects to implement the share exchange, we anticipate that American Stock Transfer and Trust Company will serve as the transfer agent of FSM-Delaware's common stock.

Anti-Takeover Provisions

      The by-laws of FSM-Delaware contain provisions that may be considered to have certain "anti-takeover" effects such as discouraging unsolicited takeover bids from third parties or making it more difficult to remove incumbent management. These provisions are intended to mirror provisions currently in Foodarama's by-laws. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and in the policies formulated by the board of directors and to discourage transactions that may involve an actual or threatened change of control of FSM-Delaware that the board of directors does not believe is in the best interests of FSM-Delaware.

      The by-laws of FSM-Delaware provide that the board of directors will consist of no less than three nor more than twelve persons, with the exact number to be set from time to time by the board of directors. Accordingly, the board of directors, and not the shareholders, has the authority to determine the number of directors within the stated range and could delay any shareholder from obtaining majority representation on the board of directors by enlarging the board of directors and filling the new vacancies with its own nominees.

      The by-laws of FSM-Delaware provide that at any annual general meeting, only such business shall be conducted as shall have been brought before the meeting by or at the direction of the board of directors, by any shareholder who complies with certain procedures set forth in the by-laws or by any shareholder pursuant to the valid exercise of the power granted under applicable law. To be properly brought before an annual meeting of stockholders, business must be either (a) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors, (b) properly brought before the meeting by or at the direction of the Board, or (c) properly brought before the meeting by a stockholder. In addition to any other applicable requirements, for business to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in writing, either by personal delivery or by United States mail, postage prepaid, to the Secretary of FSM-Delaware not less than 120 days in advance of the date of FSM-Delaware's proxy statement released in connection with the previous year's annual meeting of shareholders; provided, however, that if FSM-Delaware did not release a proxy statement in connection with the prior year's meeting such notice must be provided not less than 60 days prior to the anniversary date of the immediately preceding annual meeting. A stockholder's notice to the Secretary shall set forth as to each matter the stockholder proposes to bring before the annual meeting (i) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (ii) the name and record address of the stockholder proposing such business, (iii) the class and number of shares of Foodarama which are beneficially owned by the stockholder, and (iv) any material interest of the stockholder in such business.

                      COMPARISON OF RIGHTS OF SHAREHOLDERS

      Your rights as a shareholder of Foodarama are governed by New Jersey law and Foodarama's certificate of incorporation and by-laws. After the share exchange, if your shares of Foodarama were not tendered into and accepted in the tender offer, you will become a holder of FSM-Delaware common stock, and, prior to the proposed merger of FSM-Delaware with and into Saker Holdings Corp., your rights will be governed by Delaware law and FSM-Delaware's by-laws. Shareholders are referred to as "stockholders" under Delaware law. A comparison of your rights as a stockholder of FSM-Delaware compared to your rights as a shareholder of Foodarama are set forth below, including differences in your rights under New Jersey and Delaware law and under the certificate of incorporation and by-laws of Foodarama and FSM-Delaware.

Comparison of Certain Charter Document Provisions

      FSM-Delaware's certificate of incorporation and by-laws are generally similar to Foodarama's certificate of incorporation and by-laws, but there are some differences. Some of these changes, such as the change in the number of authorized common shares and authorization of preferred stock, do not reflect differences between New Jersey and Delaware law, but have been determined by FSM-Delaware's Board of Directors to be desirable. Other differences are primarily the result of differences between Delaware law and New Jersey law. Significant provisions and certain important similarities and differences are discussed below.

      Authorized Capital. FSM-Delaware has the authority to issue 2,100,000 shares of capital stock, of which up to 1 million shares may be preferred stock. Foodarama is currently authorized to issue 3,500,000 shares of capital stock, of which 2,500,000 are shares of common stock and up to 1,000,000 shares may be preferred stock.

      Right of Directors to Determine Terms of Preferred Stock. New Jersey and Delaware law are similar with respect to the manner in which directors may determine the terms of a series of preferred stock and the terms which may be so fixed. Under both Delaware law and New Jersey law, the certificate of incorporation may authorize the directors to fix the terms of a series of preferred stock and provide for different voting or other rights between series of preferred stock. Each of Foodarama's and FSM-Delaware's certificate of incorporation permits the Board of Directors to exercise broad discretion in prescribing the terms and rights of a series of preferred stock.

      No Preemptive Rights. Under both New Jersey and Delaware law, shareholders have preemptive rights to purchase shares only if the certificate of incorporation so provides. Neither Foodarama's nor FSM-Delaware's certificate of incorporation provides for preemptive rights.

      Board of Directors; Committees. Under New Jersey law, a board of directors may consist of one or more members as provided in the by-laws and subject to any provision contained in the certificate of incorporation. The participation of directors with a majority vote will constitute a quorum for the transaction of business unless the certificate of incorporation or the by-laws provide otherwise. However, in no event will the quorum be less than one-third of the votes of the board. Foodarama's certificate of incorporation provides that there can be no fewer than three directors nor more than eleven directors and that the exact number of directors is determined by the Board of Directors. The current number of directors is five. A director holds office until the annual meeting for the year in which his term expires and until his successor is elected and qualified, subject, however, to prior death, resignation, retirement, disqualification or removal for cause.

      Under Delaware law, a board of directors of a corporation may consist of one or more members as provided in the by-laws, unless the certificate of incorporation fixes the number of directors. A majority of the total number of directors will constitute a quorum for the transaction of business unless the certificate of incorporation or the by-laws require a greater number. Unless the certificate of incorporation provides otherwise, the by-laws may provide that a smaller percentage can constitute a quorum; however, a quorum may not be less than one-third of the number of directors. FSM-Delaware's by-laws provide that there will be at least three directors, with the exact number to be determined by the board of directors from time to time. At the effective time of the share exchange, FSM-Delaware will have five directors, all of which will be members of the purchaser group if Saker Holdings Corp. shall have acquired a number of shares of Foodarama common stock in the tender offer which results in it owning 90% or more of Foodarama's outstanding common stock. Otherwise, the individuals who serve as directors of

Foodarama will serve as directors of FSM-Delaware. Each director will hold office until the annual meeting of the shareholders for the year in which his term expires and until his successor is elected and qualified, or until such director's prior death, resignation, disqualification or removal for cause.

      Under Foodarama's by-laws, special meetings of the Board of Directors may be called by the chairman of the Board of Directors or the president. FSM-Delaware's by-laws contain an equivalent provision. Pursuant to Foodarama's by-laws, a majority of the directors then in office (but not less than one-third of the total number of directors constituting the full Board of Directors) constitutes a quorum for the transaction of business by the board of directors, and an act by a majority of the quorum of directors constitutes an act of the Board of Directors. FSM-Delaware's by-laws contain an equivalent provision.

      New Jersey allows the board of directors, by resolution adopted by a majority of the entire board, to designate an executive committee or other committee or committees, each consisting of one or more members, with the power and authority (to the extent provided in such resolution or in the certificate of incorporation or by-laws) to act on behalf of the entire board if the certificate of incorporation or by-laws so provides. Foodarama's by-laws provide that Foodarama's Board of Directors may determine the extent to which each committee designated by the Board (each committee to consist of three or more directors) shall have and may exercise the powers of the Board of Directors in the management of the business and affairs of the company. Delaware law gives a board of directors broad authority to establish committees. Under FSM-Delaware's by-laws, the board of directors of FSM-Delaware may designate one or more committees, each committee to consist of one or more directors. Any such committee, to the extent provided in the resolution of the Board of Directors, shall have and may exercise all the powers and authority of the board in the management of the business and affairs of FSM-Delaware, except that no committee shall have the power or authority in reference to (1) approving or adopting, or recommending to the shareholders, any action or matter expressly required by the Delaware General Corporation Law to be submitted to shareholders for approval, or (2) adopting, amending or repealing any by-law of FSM-Delaware.

      Cumulative Voting. Neither Foodarama's nor FSM-Delaware's certificate of incorporation or by-laws provide for cumulative voting in the election of directors. Therefore the shareholders of a majority of the voting power of each company is entitled to elect all of the directors up for re-election at any annual meeting.

      Newly Created Directorships and Vacancies. New Jersey law permits any vacancy, however caused, to be filled by a majority vote of the remaining directors unless otherwise provided in the certificate of incorporation or by-laws. Foodarama's by-laws provide that vacancies, however caused, including vacancies resulting from any increase in the authorized number of directors, may be filled by a majority of the Board of Directors then in office (even if less than a quorum) or by a sole remaining director.

      Delaware law specifically provides that, unless otherwise provided in a corporation's certificate of incorporation or by-laws, vacancies and newly created directorships resulting from any increase in the authorized number of directors elected by all of the shareholders having the right to vote as a single class may be filled by a majority vote of directors, even if less than a quorum, or by a sole remaining director. FSM-Delaware's certificate of incorporation and by-laws provide that any vacancies created on the Board of Directors may be filled only by a majority of directors then in office (even if less than a quorum) or by a sole remaining director.

      Removal of Directors. Under New Jersey law, directors may be removed, subject to certain qualifications, for cause or, unless otherwise provided in the certificate of incorporation, without cause by an affirmative vote of the majority of the votes cast by shareholders entitled to vote for the election of directors. Foodarama's certificate of incorporation provides that directors may not be removed by the shareholders without cause.

      Under Delaware law, directors may be removed by the shareholders, subject to certain qualifications, with or without cause, by an affirmative vote of a majority of the shares entitled to vote for the election of directors. If a corporation has a classified board of directors, unless its certificate of incorporation provides otherwise, shareholders can remove a director only for cause. FSM-Delaware's certificate of incorporation provides that no director may be removed without cause by the shareholders.

      Director Liability and Indemnification of Officers and Directors. Both New Jersey law and Delaware law contain provisions and limitations regarding directors' liability and regarding indemnification by a corporation of its directors, officers and employees.

      New Jersey law permits a New Jersey corporation to include a provision in its certificate of incorporation which eliminates or limits the personal liability of a director or officer to a corporation or its shareholders for monetary damages for breach of any duty owed to the corporation or its shareholders. However, no such provision may eliminate or limit the liability of a director or officer for any breach of duty based upon an act or omission (1) in breach of the director's or officer's duty of loyalty to the corporation or its shareholders, (2) not in good faith or involving a knowing violation of law, or (3) resulting in receipt by such person of an improper personal benefit. Under New Jersey law, corporations are also permitted to indemnify directors in certain circumstances and are required to indemnify directors under certain circumstances. Under New Jersey law, a director, officer, employee or agent may, in general, be indemnified by the corporation if he has acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In addition, under New Jersey law, corporations must indemnify a director to the extent the director has been successful on the merits or otherwise. Foodarama's certificate of incorporation limits liability of a director or an officer to Foodarama in accordance with New Jersey law. Foodarama's by-laws require the company, to the extent permitted by law, to defend and indemnify its directors and officers.

      Delaware law permits a corporation to include a provision in its certificate of incorporation, which is included in FSM-Delaware's certificate of incorporation, which eliminates or limits the personal liability of a director to the corporation or its shareholders for monetary damages for breach of fiduciary duty. However, no such provision may eliminate or limit the liability of a director (1) in the case of a breach of the director's duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) for the unlawful payment of dividends or unlawful stock purchase or redemption or other violations of Section 174 of the Delaware General Corporation Law, or (4) for any transaction from which the director derived an improper personal benefit. Under Delaware law, a corporation has the power to indemnify its directors, officers, employees and agents against judgments, settlements and expenses in any litigation or other proceeding, except an action by, or in the right of, the corporation, if the person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to a criminal proceeding, had no reasonable cause to believe his conduct was unlawful. The indemnification provisions of Delaware law require indemnification of a present or former director or officer to the extent that he has been successful on the merits or otherwise in defense of any action, suit or proceeding. Delaware law also permits indemnification of expenses in a suit by, or in the right of, the corporation if the person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, subject to court approval if the person is adjudged liable. The FSM-Delaware by-laws generally require FSM-Delaware to indemnify and advance litigation expenses to its directors and officers to the extent permitted by Delaware law.

      The principal attributes of Foodarama common stock and FSM-Delaware common stock will be similar; however, there are certain differences between your rights as a shareholder under New Jersey law and Delaware law. In addition, there are certain differences between Foodarama's certificate of incorporation and by-laws and FSM-Delaware's certificate of incorporation and by-laws. It is our intent that your rights as a shareholder be substantially the same before and after the share exchange and, accordingly, the principal differences will arise as a consequence of the differences between Delaware law and New Jersey law.

Comparison of Shareholders' Rights under New Jersey Law and Delaware Law

      Although it is impracticable to compare all of the aspects in which the New Jersey law and Delaware law differ with respect to shareholders' rights, the following is a summary of certain significant differences. See also "Comparison of Certain Charter Document Provisions," above.

      Amendment of Certificate of Incorporation. To amend certain terms of a corporation's certificate of incorporation, New Jersey law allows an amendment to be made by Board action alone (for example, an amendment to effect a share dividend). Other general amendments under New Jersey law require the action of the Board with the approval of a majority of votes cast by shareholders entitled to vote thereon (and, if applicable, a majority of the outstanding stock of each class entitled to vote thereon) except in the case of a corporation, such as Foodarama, organized prior to 1969, in which case the proposed amendment must be approved by a vote of two-thirds of the votes so cast. The voting requirements set forth in New Jersey law are subject to such greater requirements as may be provided in the corporation's certificate of incorporation. Foodarama's certificate of incorporation does not require such a percentage. Delaware law requires the approval of shareholders holding a majority of the voting power of the outstanding stock of the corporation (and, if applicable, a majority of the outstanding stock of each class entitled to vote thereon) in order to amend the corporation's certificate of incorporation, unless a greater number or proportion is specified in the certificate of incorporation. The certificate of incorporation of FSM-Delaware does not specify such greater number or other proportion of holders of securities having power to vote.

      Right to Call a Special Meeting of Shareholders. New Jersey law provides that a special meeting of shareholders may be called by the president, the board of directors or by such other officers, directors or shareholders, as may be provided in the by-laws. Upon application of the holder or holders of not less than 10% of all the shares entitled to vote at a meeting, the Superior Court of New Jersey, for good cause shown, may order that a special meeting be called. Foodarama's by-laws provide that special meetings of shareholders may be called by the Chairman of the Board, the President, the Secretary or the affirmative vote of a majority of directors present at any meeting of the Board at which a quorum is present. Delaware law provides that only the board of directors or such person or persons as may be authorized by the certificate of incorporation or by-laws may call special meetings of the shareholders. FSM-Delaware's by-laws provide that special meetings of shareholders may be called by the Board or by the President. Special shareholder meetings must be called by the President or the Secretary upon the written request of a majority of the Board of Directors or the written request of shareholders owning a majority of the shares, provided that such request must state the purpose(s) of the proposed meeting.

      Anti-Takeover Provisions. New Jersey law provides, among other things, that any person making an offer to purchase in excess of 10% (or such amount which, when aggregated with such person's present holdings, exceeds 10% of any class of equity securities) of any corporation or other issuer of securities organized under the laws of New Jersey must, 20 days before the offer is made, file a disclosure statement with the target company and with the Bureau of Securities of the Division of Consumer Affairs of the New Jersey Department of Law and Public Safety (the "Bureau"). These provisions do not apply to an offer as to which the target company's board of directors recommends acceptance to its shareholders.

      Such a takeover bid may not proceed until after the receipt by the filing party of the Bureau's permission. Such permission may not be denied unless the Bureau, after a public hearing, finds that (i) the financial condition of the offeror is such as to jeopardize the financial stability of the target company or prejudice the interests of any employees or security holders who are unaffiliated with the offeror, (ii) the terms of the offer are unfair or inequitable to the security holders of the target company, (iii) the plans and proposals which the offeror has to make any material change in the target company's business, corporate structure, or management are not in the interest of the target company's remaining security holders or employees, (iv) the competence, experience and integrity of those persons who would control the operation of the target company are such that it would not be in the interest of the target company's remaining security holders or employees to permit the takeover, or (v) the terms of the takeover bid do not comply with the provisions of Chapter 10A of the New Jersey Business Corporation Act.

      New Jersey Shareholder Protection Act. The New Jersey Shareholder Protection Act, adopted in 1986, restricts "business combinations" between a resident domestic corporation (of which Foodarama is one) and its interested stockholders. An "interested stockholder" generally is (i) a person that beneficially owns 10% or more of the voting power of the corporation, or (ii) an affiliate or associate of the corporation that held a 10% or greater beneficial ownership interest at any time within the prior five years. A "business combination" includes any merger or consolidation of the resident business corporation or any of its subsidiaries with the interested stockholder or an entity affiliated or associated with the interested stockholder. Business combinations also include any sale, lease or other disposition to or with the interested stockholder of more than 10% of the corporation's assets by value; the issuance or transfer to the interested stockholder of stock with a value greater than 5% of the corporation's outstanding stock; the adoption of a plan of liquidation or dissolution pursuant to an arrangement or agreement with the interested stockholder or its affiliate or associate; and various other significant transactions.

      The Shareholders Protection Act does not apply to a business combination with an interested stockholder if the corporation was not listed on a national securities exchange at the time the interested stockholder acquired his or its 10% interest in the company (the "stock acquisition date"). Otherwise, the Act generally prohibits a resident domestic corporation from engaging in a business combination with an interested stockholder for a period of five years following the stock acquisition date unless the business combination is approved by the corporation's board of directors prior to the stock acquisition date.

      Unless it falls under certain excluded categories of transactions, a business combination with an interested stockholder is also prohibited unless any one of the following three conditions are satisfied:

      (1) the board of directors approves the business combination prior to the stock acquisition date;

      (2) if the business combination occurs more than five years from the stock acquisition date, the holders of two-thirds of the corporation's voting stock not beneficially owned by the interested stockholder approve the business combination by an affirmative vote; or

      (3) if the business combination occurs more than five years from the stock acquisition date, the transaction meets certain requirements designed to ensure, among other things, that the shareholders unaffiliated with the interested stockholder receive for their shares the higher of (i) the maximum price paid by the interested stockholder during the five years preceding the announcement date or the date the interested stockholder became such, whichever is higher, or (ii) the market value of the corporation's common stock on the announcement date or the interested stockholder's stock acquisition date, whichever yields a higher price.

      Section 203 of the Delaware Law. Delaware's anti-takeover provision, embodied in Section 203 of the Delaware Law, provides that if a person acquires 15% or more of a corporation's voting stock (thereby becoming an "interested stockholder") that person may not engage in a wide range of transactions ("business combinations") with the corporation for a period of three years following the date the person became an interested stockholder unless (i) prior to such time the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, (ii) upon consummation of the transaction which resulted in the person becoming an interested stockholder, that person owned at least 85% of the corporation's voting stock outstanding at the time the transaction commenced (excluding shares owned by persons who are directors and also officers and shares owned by employee stock plans in which participants do not have the right to confidentially determine whether shares will be tendered in a tender or exchange offer), or (iii) the business combination is approved by the board of directors and authorized by the affirmative vote (at an annual or special meeting and not be written consent) of at least 66 2/3 percent of the outstanding voting stock not owned by the interested stockholder.

      For the purpose of determining whether a stockholder is the "owner" of 15% or more of a corporation's voting stock for purposes of Section 203, ownership is defined broadly to include beneficial ownership and other indicia of control. A "business combination" is also defined broadly as including (i) any merger or consolidation of the corporation or any direct or indirect majority owned subsidiary of the corporation with an interested stockholder, (ii) sales, leases, exchanges, mortgages, pledges, transfers or other dispositions of 10% or more of the assets of a corporation with or to an interested stockholder, (iii) certain transactions resulting in the issuance or transfer to the interested stockholder of any stock of the corporation or its subsidiaries, (iv) certain transactions which would result in increasing the proportionate share of the stock of any class or series of the corporation or its subsidiaries owned by the interested stockholder, and (v) receipt in certain instances by the interested stockholder of the benefit (except proportionally as a stockholder) of any loans, advances, guarantees, pledges or other financial benefits.

      The restrictions placed on interested stockholders under the Delaware Law do not apply under certain circumstances, including, but not limited to, the following: (i) if the corporation's original certificate of incorporation contains a provision by which it expressly elects not to be governed by Section 203, (ii) if the corporation, by action of its shareholders, adopts an amendment to its certificate of incorporation or by-laws expressly electing not to be governed by Section 203, provided that such an amendment is approved by the affirmative vote of not less than a majority of the outstanding shares entitled to vote and that such an amendment will not be effective until 12 months after its adoption and will not apply to any business combination with a person who became an interested stockholder at or prior to such adoption, or (iii) if the business combination is proposed prior to the consummation or abandonment of and subsequent to the earlier of the public announcement or the required notice of the proposed transaction which (a) constitutes one of the transactions described in the immediately following paragraph; (b) is with or by a person who either was not an interested stockholder during the previous three years or who became an interested stockholder with the approval of the corporation's board of directors; and (c) is approved or not opposed by a majority of the members of the board of directors then in office (but not less than one) who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.

      The proposed transactions referred to in the immediately preceding paragraph are limited to (i) a merger or consolidation of the corporation (except for a merger in which a vote of the stockholders of the corporation is not required); (ii) a sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), whether as part of a dissolution or otherwise, of assets of the corporation or of any direct or indirect majority-owned subsidiary of the corporation (other than to any direct or indirect wholly-owned subsidiary or to the corporation) having an aggregate market value equal to 50% or more of either the aggregate market value of all of the assets of the corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the corporation; or (iii) a proposed tender or exchange offer for 50% or more of the outstanding voting stock of the corporation. The corporation is required to give not less than 20 days notice to all interested stockholders prior to the consummation of any of the transactions described above.

      As permitted by Delaware law, the certificate of incorporation of FSM-Delaware contains a provision electing not to be governed by Section 203. The FSM-Delaware Board of Directors reviewed the merits of electing to be governed by Section 203 and determined that its protections are not necessary at the present time. This election does not preclude the subsequent amendment of the FSM-Delaware certificate of incorporation to include the protections of
Section 203 if there is a change in circumstances involving FSM-Delaware. This change would require the approval of the Board of Directors and stockholders of FSM-Delaware.

      Acquisitions and Other Transactions. In addition to the anti-takeover provisions discussed above, New Jersey law provides that the sale of substantially all of a corporation's assets, mergers, consolidations, and any acquisitions which involve the issuance of additional voting shares, such that the number of additional voting shares issued exceeds 40% of the voting shares outstanding prior to the transaction, must be approved by a majority of the shares (or, if applicable, a majority of each class or series of shares) entitled to vote thereon.

      Under Delaware law, mergers and consolidations require the approval of a majority of the shares entitled to vote thereon. A sale of substantially all of a Delaware corporation's assets must be approved by a majority of the shares outstanding. However, Delaware Law does not require shareholder approval for acquisitions, whether or not additional shares are issued to effectuate the transaction. Delaware law allows a board of directors to issue additional shares of stock, up to the amount authorized in a corporation's certificate of incorporation, if the articles so provide. The FSM-Delaware certificate of incorporation gives the Board of Directors this power.

      Dissolution. New Jersey law and Delaware law each provide that a corporation may be voluntarily dissolved by (i) the written consent of all its shareholders or (ii) the adoption by the corporation's board of directors of a resolution recommending that the corporation be dissolved and submission of the resolution to a meeting of the shareholders, at which meeting the resolution is adopted. New Jersey law requires that to effect a dissolution by consent of shareholders, all shareholders entitled to vote thereon must sign and file a certificate of dissolution. If dissolution is pursuant to the action of the Board and shareholders, New Jersey law requires the affirmative vote of the majority of votes cast (subject to such greater requirements as may be provided in the certificate of incorporation) by the shareholders entitled to vote thereon, while Delaware law requires the affirmative vote of a majority of the outstanding stock entitled to vote thereon.

      Action Without a Meeting. Under New Jersey law any action which may be taken by shareholders at a meeting may be taken without a meeting, without prior notice and without a vote, if all the shareholders entitled to vote thereon give their written consent. However, if shareholder approval is required to effectuate a merger, consolidation, acquisition or sale of assets, the transaction may also be effectuated if all of the shares entitled to vote thereon provide written consent and all other shareholders are provided with appropriate notice. Delaware law provides that, unless limited by the certificate of incorporation, any action which may be taken at a meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if the holders of stock having not less than the minimum number of votes otherwise required to approve such action consent in writing.

      Loans to Directors/Officers/Employees. New Jersey law allows a corporation to lend money to, or guarantee any obligation of, or otherwise assist, any director, officer or employee of the corporation or any subsidiary whenever the directors determine that such an action may reasonably be expected to benefit the corporation. However, directors who vote for such an action may be held jointly and severally liable if the loan or guaranty is made contrary to the provisions of New Jersey law or any restriction contained in the certificate of incorporation. Delaware law permits a corporation to lend money to, or to guarantee an obligation of, an officer or other employee of the corporation or any of its subsidiaries, including an officer or employee who is a director of the corporation or of its subsidiaries, whenever, in the judgment of the directors, such loan, guaranty or assistance may reasonably be expected to benefit the corporation. In contrast to New Jersey law, Delaware law generally does not impose liability on the directors who vote for or assent to the making of a loan to, or guaranteeing an obligation of an officer, director or shareholder.

      Dissenter Rights and Appraisal Rights. Under New Jersey law, dissenting shareholders who comply with certain procedures are entitled to appraisal rights in connection with the merger, consolidation or sale, lease, exchange or other disposition of all or substantially all of the assets of a corporation not in the usual or regular course of business, unless the certificate of incorporation otherwise provides. However, a shareholder shall not have the right to dissent when (unless the certificate of incorporation provides otherwise) (i) the shares to vote on such transaction are listed on a national securities exchange or held of record by not less than 1,000 holders (or shareholders receive in such transaction cash and/or securities which are listed on a national securities exchange or held of record by not less than 1,000 shareholders) or (ii) no vote of the corporation's shareholders is required for the proposed transaction.

      Under Delaware law, dissenting stockholders who follow prescribed statutory procedures are entitled to appraisal rights in connection with certain mergers or consolidations, unless otherwise provided in the corporation's certificate of incorporation. Such appraisal rights are not provided when (i) the shares of the corporation are listed on a national securities exchange or designated as a national market system security by the NASD or held of record by more than 2,000 shareholders and stockholders receive in the share exchange shares of the surviving corporation or of any other corporation the shares of which are listed on a national securities exchange or designated as national market system security by the NASD, or held of record by more than 2,000 shareholders or (ii) the corporation is the surviving corporation and no vote of its stockholders is required for the share exchange.

      Repurchases of Stock. New Jersey law prohibits a corporation from repurchasing or redeeming its shares if (i) after giving effect to such repurchase or redemption, the corporation would be unable to pay its debts as they become due in the usual course of business or the corporation's total assets would be less than its total liabilities, (ii) after giving effect to such repurchase or redemption, the corporation would have no equity outstanding,
(iii) the redemption price exceeded that specified in the securities acquired plus, in the case of shares entitled to cumulative dividends, the dividends which would have accrued to the next dividend date following the date of acquisition or (iv) such repurchase or redemption is contrary to any restrictions contained in the corporation's certificate of incorporation. Under Delaware law, a corporation may repurchase or redeem its shares only out of surplus and only if such purchase does not impair its capital. However, a Delaware corporation may redeem preferred stock out of capital if such shares will be retired upon redemption and the stated capital of the corporation is thereupon reduced in accordance with Sections 243 and 244 of the Delaware General Corporation Law.

                 CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE
                            SHARE EXCHANGE AND MERGER

      The following is a summary of material United States federal income tax consequences of the share exchange and the proposed merger of FSM-Delaware to holders of shares of Foodarama common stock whose shares are purchased pursuant to the tender offer or whose shares are exchanged for shares of FSM-Delaware which are then converted into the right to receive cash in the proposed merger of FSM-Delaware with and into Saker Holdings Corp. The summary is based on the provisions of the Internal Revenue Code of 1986, as amended, applicable current and proposed United States Treasury Regulations issued thereunder, judicial authority and administrative rulings and practice, all of which are subject to change, possibly with retroactive effect, at any time and, therefore, the following statements and conclusions could be altered or modified. The discussion does not address holders in whose hands shares are not capital assets, nor does it address holders who hold shares as part of a hedging, "straddle," conversion or other integrated transaction, or who received shares upon conversion of securities or exercise of warrants or other rights to acquire shares or pursuant to the exercise of employee stock options or otherwise as compensation, or to holders who are in special tax situations (such as insurance companies, tax-exempt organizations, financial institutions, United States expatriates or non-U.S. persons). Furthermore, the discussion does not address the tax treatment to any shareholder of Saker Holdings Corp. or any member of the purchaser group which formed Saker Holdings Corp. with respect to shares of Foodarama common stock contributed to Saker Holdings Corp., nor does it address any aspect of state, local or foreign taxation or estate and gift taxation. Holders should consult their own tax advisors to assist them in determining whether they are related to any shareholder of Saker Holdings Corp.

      The following summary does not purport to consider all aspects of United States federal income taxation that might be relevant to each holder. Because individual circumstances may differ, each holder of shares should consult the holder's own tax advisor to determine the applicability of the rules discussed below to that holder and the particular tax effects on the holder of the tender offer and the merger, including the application and effect of state, local and other tax laws.

      Material Federal Income Tax Consequences of Share Exchange. The share exchange has been structured to qualify as a reorganization under Section 368(a) of the Internal Revenue Code. For United States federal income tax purposes, a holder of shares of Foodarama common stock who does not participate in the tender offer will not recognize any gain or loss upon the exchange of that holder's shares of Foodarama common stock for shares of FSM-Delaware Common Stock in the share exchange. A holder of shares of Foodarama common stock will have a tax basis in the shares of FSM-Delaware common stock received in the share exchange equal to the tax basis of the shares of Foodarama common stock surrendered by the holder in the share exchange. The holding period for shares of FSM-Delaware common stock received in the share exchange will include the holding period for the Foodarama shares exchanged in the share exchange.

      Material Federal Income Tax Consequences of the Merger. The receipt of cash by a holder in exchange for shares of FSM-Delaware pursuant to the merger will be a taxable transaction for United States federal income tax purposes (and also may be a taxable transaction under applicable state, local and foreign tax laws). In general, for United States federal income tax purposes, a holder will recognize gain or loss equal to the difference between the holder's adjusted tax basis in the shares converted to cash in the merger and the amount of cash received therefore. Gain or loss must be determined separately for each block of shares of FSM-Delaware (i.e., shares of FSM-Delaware having the same carryover basis) converted to cash in the merger. If the shares of FSM-Delaware converted to cash in the merger constitute capital assets in the hands of the holder, gain or loss will be capital gain or loss. In general, capital gains recognized by an individual will be subject to a maximum United States federal income tax rate of 15% if the combined holding period of the shares of FSM-Delaware and the shares of Foodarama common stock exchanged for such shares is greater than one year on the date of the merger, and if held for one year or less they will be subject to tax at ordinary income tax rates. Certain limitations may apply to the use of capital losses. The receipt of cash pursuant to the exercise by a holder of dissenters' rights under the Delaware General Corporation Law will be a taxable transaction. Any holder considering the exercise of appraisal rights should consult a tax advisor to determine the tax consequence of exercising such appraisal rights.

      Payments made to holders in connection with the merger may be subject to "backup withholding" as discussed below under "Backup Withholding."

      Backup Withholding. Payments in connection with the merger may be subject to "backup withholding" at applicable rates (currently 28%). Backup withholding generally applies if a holder (a) fails to furnish its social security number or other taxpayer identification number, or TIN, (b) furnishes an incorrect TIN,
(c) fails properly to include a reportable interest or dividend payment on its United States federal income tax return, or (d) under certain circumstances, fails to provide a certified statement, signed under penalties of perjury, that the TIN provided is its correct number and that the holder is not subject to backup withholding. Backup withholding is not an additional tax but merely an advance payment, which may be refunded to the extent it results in an overpayment of tax. Certain persons generally are entitled to exemption from backup withholding, including corporations, financial institutions and certain foreign shareholders if the foreign shareholders submit a statement, signed under penalties of perjury, attesting to their exempt status. Certain penalties apply for failure to furnish correct information and for failure to include reportable payments in income. Each holder should consult the holder's own tax advisor as to the holder's qualification for exemption from backup withholding and the procedure for obtaining such exemption.

      The income tax discussion set forth above may not be applicable to holders in special situations such as holders who received their shares upon the exercise of employee stock options or otherwise as compensation and holders who are not United States persons. Holders should consult their own tax advisors with respect to the specific tax consequences to them of the tender offer and the merger, including the application and effect of federal, state, local, and foreign tax laws.

                             MANAGEMENT OF FOODARAMA

      The following table sets forth information with respect to the individuals who currently serve as officers and directors of Foodarama:

Name and Age                                 Capacities in which served
-------------------------------  -----------------------------------------------
Joseph J. Saker (77)..........   Chairman of the Board
Richard J. Saker (54).........   President, Chief Executive Officer and Director
Michael Shapiro (64)..........   Senior Vice President, Chief Financial Officer
                                   and Treasurer
Carl L. Montanaro (64)........   Senior Vice President - Sales and Merchandising
Joseph J. Saker, Jr. (45).....   Senior Vice President - Marketing and
                                   Advertising and Secretary
Robert V. Spires (52).........   Senior Vice President - Human Resources and
                                   Labor Relations
Joseph C. Troilo (72).........   Senior Vice President - Financial
                                   Administration, Assistant Secretary and
                                   Assistant Treasurer
Edward Turkot (52)............   Senior Vice President - Store Development and
                                   Real Estate
Charles T. Parton (64)........   Director
Albert A. Zager (57)..........   Director
Robert H. Hutchins (54).......   Director

      Mr. Joseph J. Saker served as President of Foodarama from its incorporation in 1958 until October 3, 2000 and as Chief Executive Officer of Foodarama from its incorporation until November 1, 2003. Mr. Saker has served as Chairman since 1971. Joseph J. Saker is the father of Richard J. Saker, President and Chief Executive Officer of Foodarama, Joseph J. Saker, Jr., Senior Vice President - Marketing and Advertising and Secretary of Foodarama and Thomas
A. Saker, Vice President - Store Operations of Foodarama.

      Mr. Richard J. Saker, a graduate of St. Joseph's University, has been employed by Foodarama since 1969 and served as Senior Vice President-Operations from 1984 until 1995, at which time he assumed the position of Executive Vice President-Operations. On October 3, 2000, he was elected President of Foodarama. On November 2, 2003, Mr. Saker was elected by the Board to assume the position of Chief Executive Officer of Foodarama, a position formerly held by Joseph J. Saker. He is a member of the Board of Directors of Wakefern and a member of its Finance Committee.

      Mr. Michael Shapiro joined Foodarama on August 15, 1994 as Senior Vice President, Chief Financial Officer and Treasurer.

      Mr. Carl L. Montanaro has served as Senior Vice President, Sales and Merchandising of Foodarama, since June 21, 1995. From March 1988 to June 1995 he served as Vice President of Sales and Merchandising.

      Mr. Joseph J. Saker, Jr. has served as Senior Vice President, Marketing and Advertising of Foodarama, since March 1, 2002 and as Secretary since April 14, 2004. From October 2001 to February 28, 2002 he served as a Vice President of Operations. From May 1990 to September 2001, he served as a Director of Operations.

      Mr. Robert V. Spires has served as Senior Vice President, Human Resources and Labor Relations of Foodarama, since June 21, 1995. From August 1991 to June 1995, he served as Vice President of Human Resources and Labor Relations.

      Mr. Joseph C. Troilo has served as Senior Vice President, Financial Administration of Foodarama, since August 1994. From 1974 to August 1994, he served as Senior Vice President, Finance.

      Mr. Edward Turkot has served as Senior Vice President - Store Development and Real Estate of Foodarama since March 8, 2006. Prior to assuming that position, he served as Vice President - Real Estate from 1997 through October 2002 and from September 2004 through March 2006. In addition, he served as Director of Internal Audit from the time that he joined Foodarama in 1986 until September 2004.

      Mr. Charles T. Parton is Chairman of the Board of Two River Community Bank (the "Bank") and has served in that position since May 1, 2000. Prior to assuming that position, he served as President and Chief Executive Officer of the Bank from February 1, 2000 to April 30, 2000. In addition, on March 1, 1999, Mr. Parton began serving and continues to serve as a managing member of TRB, LLC, a financial holding company formed in connection with the incorporation of the Bank. He has been a financial executive, consultant and Certified Financial Planner for the last eleven years and is Executive Vice President and Treasurer of The Parton Corporation. He is also a Director of Kuehne Chemical Co., Inc. (chlorine and caustic soda products).

      Mr. Albert A. Zager is a member of Zager, Fuchs, Ambrose & Krantz, P.C., Attorneys at Law. He was a member of Carton, Arvanitis, McGreevy, Argeris, Zager & Aikins, L.L.C., Attorneys at Law, and its predecessors from 1977 until 2004, having served as the Chairman of its Executive and Management Committees. He is President of the Board of Directors of the Center for Holocaust Studies of Brookdale Community College, a founding member of the Board of Directors of the Eastern Monmouth Area Chamber of Commerce Educational Foundation, Inc., and outside General Counsel for Meridian Health System, Inc.

      Mr. Robert H. Hutchins, CPA, has been the President and Managing Director of Hutchins, Farrell, Meyer & Allison, P.A., a certified public accounting firm, since he founded the firm in 1984. In addition, Mr. Hutchins has been active in community affairs. He is a founder and Chairman of the Board of Trustees of Ocean Housing Alliance, Inc., and has served as an elected Board Member of the Toms River Regional School District and as an appointed member of the Ocean County Mental Health Advisory Board. He is past Chairman of the

American Cancer Society-Ocean Unit, Co-chairperson of the American Cancer Society Eastern Region Excalibur and a member of the National American Cancer Society Excalibur Advisory Committee.

      During the last five years, none of the individuals identified above has been convicted in a criminal proceeding, excluding traffic violations and similar misdemeanors, nor has any of them been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation with respect to such laws.

                  SECURITIES OWNERSHIP OF FOODARAMA MANAGEMENT

      The following table sets forth certain information regarding beneficial ownership of Foodarama common stock as of March 23, 2006 by (i) each director of Foodarama, (ii) the executive officers of Foodarama on such date and (iii) the executive officers and directors of Foodarama as a group. Except as set forth in the footnotes to this table, the shareholders have sole voting and investment power over such shares.

                                                                  Amount Beneficially      Percent of
Name of Beneficial Owner                                                 Owned               Class
---------------------------------------------------------------  ---------------------   --------------
Joseph J. Saker (1)(2)........................................          233,975               22.8
Richard J. Saker (1)(3)(4)(5).................................          251,803               24.3
Joseph J. Saker, Jr. (1)(4)(6)................................          118,095               12.0
Charles T. Parton (1)(7)......................................            3,000                *
Albert A. Zager (1)(7)........................................            2,500                *
Robert H. Hutchins (1)........................................            1,000                *
Michael Shapiro (1)(8)(9).....................................            1,000                *
Carl L. Montanaro (1)(8)......................................              515                *
Robert V. Spires (1)(7).......................................            1,000                *
Joseph C. Troilo (1)..........................................               --                *
Edward Turkot (1).............................................               --                *
Directors and Executive Officers as a Group (11 persons)
     (2)(3)(5)(6)(7)(8)(9)(10)(11)............................          612,888               56.6

(*) Less than one percent.

(1) The address of the foregoing person is c/o Foodarama Supermarkets, Inc., 922 Highway 33, Building 6, Suite 1, Freehold, New Jersey 07728.

(2) Includes 13,378 shares held by the wife of Joseph J. Saker. Mr. Saker disclaims beneficial ownership of the shares held by his wife. Also, includes 40,000 shares subject to currently exercisable options. The terms of these options were extended in January 2006.

(3)   Includes 50,000 shares subject to currently exercisable options.

(4) Includes 85,000 shares held by the Joseph Saker Family Partnership, L.P., which we refer to as the Saker Family Partnership. The Saker Family Corporation is the general partner of the Saker Family Partnership. Richard J. Saker owns 40% of the outstanding capital stock of the general partner, and each of Joseph J. Saker, Jr. and Thomas A. Saker owns 30% of the outstanding capital stock of the general partner. The general partner owns a 1% interest in the Saker Family Partnership and has the sole power to sell, transfer or otherwise dispose of the shares of Foodarama's common stock only upon the unanimous consent of all shareholders of the general partner. On other matters not involving the sale, transfer or other disposition of such shares, the shares of Foodarama's common stock held by the Saker Family Partnership are voted as directed by the individual shareholders of the general partner in accordance with their respective ownership interests in the General Partner. Accordingly, the General Partner votes 34,000 shares as directed by Richard J. Saker, 25,500 shares as directed by Joseph J. Saker, Jr. and 25,500 shares as directed by Thomas A. Saker on such other matters.

      In addition to their respective ownership interests in the general partner, Richard J. Saker, Joseph J. Saker, Jr. and Thomas A. Saker are beneficiaries of the trust which owns a 99% interest in the Saker Family Partnership. Thus, each of Richard J. Saker, Joseph J. Saker, Jr. and Thomas A. Saker also has an indirect interest in Foodarama's common stock held by the Saker Family Partnership by reason of their respective beneficial interests in the limited partner. Their beneficial interests in the limited partner are in identical proportion to their ownership interests in the general partner. Richard J. Saker, Joseph J. Saker, Jr. and Thomas A. Saker each disclaim beneficial ownership of shares held by the Saker Family Partnership in excess of their respective pecuniary interests. See Note (4) to the table captioned "Principal Shareholders."

(5) Includes 1,760 shares held by Richard J. Saker's wife and 1,377 shares which are held in a trust for the benefit of Mr. Saker's son, of which Mr. Saker is the trustee. Mr. Saker disclaims beneficial ownership of the shares described in the preceding sentence.

(6) Includes 2,754 shares which are held in two trusts for the benefit of Mr. Saker's sons, of which trusts Mr. Saker is the trustee. Mr. Saker disclaims beneficial ownership of the shares described in the preceding sentence.

(7)   Includes 1,000 shares subject to currently exercisable options.

(8)   Includes 500 shares subject to currently exercisable options.

(9)   Includes 500 shares owned jointly with Mr. Shapiro's wife.

(10) Of the 612,888 shares, directors of Foodarama own or have rights to acquire 484,778 shares.

(11) Includes 85,000 shares held by the Saker Family Partnership, the total number of which shares is also included both in the total number of shares attributed to ownership by Richard J. Saker, and the total number of shares attributed to ownership by Joseph J. Saker, Jr.

              CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

      Foodarama leases from Joseph J. Saker, its Chairman, and his wife, doing business as Saker Enterprises, a 57,000 square foot supermarket in Freehold, New Jersey, under a lease expiring December 31, 2018. This lease provides for four five-year extension options. In addition, Foodarama leases from Saker Enterprises 9,000 square feet of space for a liquor store under a lease expiring December 31, 2008. During the fiscal year ended October 29, 2005, an aggregate amount for rent (including taxes and insurance) of $866,000 was paid by the Company to Saker Enterprises for the supermarket.

                 SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

      The selected historical consolidated financial data of Foodarama in the table below was derived from Foodarama's audited consolidated financial statements as of and for the five years ended October 29, 2005. This data should be read in conjunction with the audited consolidated financial statements of Foodarama, including the notes to the financial statements, included in Foodarama's Annual Report on Form 10-K for the fiscal year ended October 29, 2005 which is incorporated by reference into this proxy statement/prospectus. All fiscal years shown were 52-week periods except for the fiscal year ended November 3, 2001, which was a 53-week period.

      Data for FSM-Delaware has not been included because FSM-Delaware did not conduct business during any of the periods discussed below.

                                                                 Fiscal Year Ended
                                      ------------------------------------------------------------------------
                                                        (in 000's except per share amounts)
                                      ------------------------------------------------------------------------
                                      October 29,    October 30,    November 1,    November 2,     November 3,
                                         2005           2004           2003           2002            2001
                                      ----------     ----------     ----------     ----------      ----------
Income statement data:

Sales                                 $1,215,490     $1,173,977     $1,048,532     $  962,380      $  943,380

Net income                            $      976     $    1,800     $    2,283     $    3,240      $    3,938

Net income per common share:
      Basic                           $      .99     $     1.82     $     2.31     $     3.16      $     3.54
      Diluted                         $      .95     $     1.75     $     2.26     $     3.01      $     3.50

Balance sheet data (at year end):
Working capital (deficit)             $    6,637     $    4,294     $    3,959     $     (590)     $   (6,907)

Total assets                          $  329,005     $  348,636     $  315,246     $  219,389      $  194,526

Long-term debt (excluding
current portion)                      $  194,637     $  209,145     $  180,549     $  100,037      $   75,553

Common shareholders' equity           $   42,895     $   41,233     $   39,022     $   36,625      $   38,493

Book value per common share           $    43.41     $    41.75     $    39.54     $    37.13      $    35.37

Tangible book value per common
share                                 $    40.36     $    38.50     $    36.69     $    34.09      $    32.29

                     SUMMARY PRO FORMA FINANCIAL INFORMATION

      A pro forma condensed consolidated balance sheet for FSM-Delaware is not presented in this proxy statement/prospectus because there would be no significant pro forma adjustments required to be made to the historical consolidated balance sheet of Foodarama as of October 29, 2005. That balance sheet is included in Foodarama's Annual Report on Form l0-K for the fiscal year ended October 29, 2005, which is incorporated by reference herein.

      A pro forma condensed consolidated income statement for FSM-Delaware is also not presented in this proxy statement/prospectus because there would be no significant pro forma adjustments required to be made to income from operations in the historical consolidated income statements of Foodarama for the year ended October 29, 2005. That income statement is included in Foodarama's Annual Report on Form 10-K for the year ended October 29, 2005, which is incorporated by reference herein.

                      SHAREHOLDER PROPOSALS AND NOMINATIONS

      If the tender offer proposed by Saker Holdings Corp. and related going private transactions, including the share exchange and merger of FSM-Delaware with and into Saker Holdings Corp., are completed, Foodarama does not intend to hold an annual meeting in 2006. If the tender offer and going private transactions are not completed, any proposal by a shareholder intended to be presented at the 2006 Annual Meeting of Shareholders of Foodarama must have been received at Foodarama's principal executive offices at 922 Highway 33, Building 6, Suite 1, Howell, New Jersey 07731, Attn: Joseph J. Saker, Jr., Secretary, by no later than October 31, 2005, for inclusion in the proxy materials relating to that meeting; provided, however, if the date of the 2006 Annual Meeting is more than 30 days after the anniversary date of the 2005 Annual Meeting of Shareholders (i.e., after May 13, 2006), then Foodarama will provide notice of the new deadline for submitting shareholder proposals in a Quarterly Report on Form 10-Q filed with the Securities Exchange Commission.

      Foodarama's by-laws provide that all shareholder nominations for nominees for election to the board of directors must be made following written notice to the Secretary of Foodarama accompanied by certain background and other information specified in the By-laws. In connection with any annual general meeting, written notice of a shareholder's intention to make such nominations must be given to the Secretary of Foodarama no later than the date which is 90 days in advance of the anniversary of the immediately preceding annual general meeting.

      In order for a shareholder to bring other business before a general meeting of shareholders, timely notice must be received by the Secretary of Foodarama within the time limits described above. The notice must include a description of the proposed item, the reason the shareholder believes support its position concerning the item, and other specified matters. These requirements are separate from and in addition to the requirements you must meet to have a proposal included in Foodarama's proxy statement. The foregoing time limits also apply in determining whether notice is timely for purposes of rules adopted by the Securities and Exchange Commission relating to the exercise of discretionary voting authority.

                                  LEGAL MATTERS

      The legality of the securities offered by this proxy statement/prospectus will be passed upon for FSM-Delaware by Giordano, Halleran & Ciesla, A Professional Corporation, Middletown, New Jersey.

                                     EXPERTS

      The financial statements of Foodarama incorporated in this proxy statement/prospectus by reference to Foodarama's Annual Report on Form 10-K for the year ended October 29, 2005, have been so incorporated in reliance on the report by Amper, Politziner & Mattia, P.C., Independent Registered Public Accountants, given on the authority of said firm as experts in auditing and accounting.

                       WHERE YOU CAN FIND MORE INFORMATION

      Foodarama is subject to the informational requirements of the Exchange Act, and in accordance therewith Foodarama files reports, proxy and information statements and other information with the Securities and Exchange Commission. Such reports, proxy and information statements and other information filed with the Securities and Exchange Commission, can be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at (800) SEC-0330. Copies of reports, proxy and information statements and other information regarding registrants that file electronically (including Foodarama) are available on the Securities and Exchange Commission's web site at http://www.sec.gov.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The following documents filed by Foodarama with the Securities and Exchange Commission pursuant to the Exchange Act are hereby incorporated by reference in this proxy statement/prospectus:

1.    Annual Report on Form 10-K for the fiscal year ended October 29, 2005.

2.    Current Report on Form 8-K filed with the SEC on January 27, 2006.

3.    Current Report on Form 8-K filed with the SEC on February 13, 2006.

4.    Current Report on Form 8-K filed with the SEC on March 6, 2006.

5.    Quarterly Report on Form 10-Q filed with the SEC on March 14, 2006.

6.    Current Report on Form 8-K filed with the SEC on March 14, 2006.

      Each document filed by Foodarama pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this proxy statement/prospectus and prior to the date of the special meeting shall be deemed to be incorporated by reference in this proxy statement/prospectus and to be a part of this proxy statement/prospectus from the date of filing of such document. Any statement contained in this proxy statement/prospectus or in a document incorporated or deemed to be incorporated by reference in this proxy statement/prospectus shall be deemed to be modified or superseded for purposes of this proxy statement/prospectus to the extent that a statement contained in this proxy statement/prospectus or in any subsequently filed document that also is or is deemed to be incorporated by reference in this proxy statement/prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this proxy statement/prospectus.

                                     ANNEX A

                      AGREEMENT AND PLAN OF SHARE EXCHANGE

      This AGREEMENT AND PLAN OF SHARE EXCHANGE (the "Share Exchange Agreement") is entered into as of March 2, 2006, by and between Foodarama Supermarkets, Inc., a New Jersey corporation ("Foodarama"), and FSM-Delaware, Inc., a Delaware corporation ("FSM-Delaware").

                                    RECITALS

      WHEREAS, FSM-Delaware is a wholly owned subsidiary of Foodarama;

      WHEREAS, Foodarama and FSM-Delaware wish to enter into a share exchange transaction (the "Share Exchange") under Section 14A:10-13 of the New Jersey Business Corporation Act (the "BCA") pursuant to which each share of Foodarama common stock, $1.00 par value per share (each a "Foodarama Share"), issued and outstanding immediately prior to the completion of the Share Exchange will be exchanged for one share of FSM-Delaware common stock, $.001 par value per share (each an "FSM-Delaware Share");

      WHEREAS, Saker Holdings Corp. (the "Purchaser") has submitted a proposal to the Foodarama Board of Directors which contemplates that the Purchaser will make a tender offer (the "Offer") for Shares not owned by Purchaser and its shareholders at a price of $53 per Share.

      NOW, THEREFORE, in consideration of the mutual promises, representations and covenants contained herein, the parties hereto agree as follows:

1.    The Share Exchange.

      1.1. Exchange of Foodarama Shares. Subject to the terms and conditions of this Agreement, at the Effective Time (as such term is defined in Section 1.3 below), each Foodarama Share issued and outstanding immediately before the Effective Time shall, by virtue of the Share Exchange and without any action on the part of the holders thereof, be exchanged for and converted automatically into one FSM-Delaware Share, and, immediately following the Effective Time, all of the Foodarama Shares issued and outstanding immediately before the Effective Time shall automatically be the property of FSM-Delaware such that Foodarama will be a direct wholly owned subsidiary of FSM-Delaware.

      1.2. Cancellation of FSM-Delaware Shares. Subject to the terms and conditions of this Agreement, at the Effective Time, each FSM-Delaware Share owned by Foodarama shall be cancelled and extinguished without consideration.

      1.3. Effective Time. Promptly following fulfillment of all conditions to the Share Exchange set forth in Section 2 hereof, Foodarama shall cause a certificate of share exchange reflecting the terms hereof and in such form as is required by the relevant provisions of the BCA (the "Certificate of Share Exchange") to be prepared, executed and filed with the Department of Treasury, Division of Revenue of the State of New Jersey. The Share Exchange shall become effective at the time of such filing (the "Effective Time") unless a different time is specified in the Certificate of Share Exchange, in which case the Effective Time shall be the time specified in the Certificate of Share Exchange.

      1.4. Effects of Share Exchange. The Share Exchange shall have the effects set forth in Section 14A:10-13(7) of the BCA.

      1.5. Certificates. Each certificate that, before the Effective Time, represented one or more Foodarama Shares shall represent, from and after the Effective Time, an equal number of FSM-Delaware Shares. The FSM-Delaware Shares that each former holder of Foodarama Shares shall be entitled to receive pursuant to the Share Exchange shall be deemed to have been issued at the Effective Time. FSM-Delaware shall have no obligation to issue certificates representing FSM-Delaware Shares unless certificates representing Foodarama Shares are duly presented to it for exchange with a duly executed letter of transmittal in a form satisfactory to FSM-Delaware and such other documents as FSM-Delaware may reasonably require.

2. Conditions to Share Exchange. The obligation of each party hereto to effect the Share Exchange shall be subject to the fulfillment at or prior to the Effective Time of the following conditions:

      2.1. The Foodarama shareholders shall have duly approved the Share Exchange in accordance with the BCA;

      2.2. The Offer shall have been consummated or, if the Offer shall not have been previously consummated, the Foodarama Board of Directors shall have confirmed, subsequent to such shareholder approval, that consummation of the Share Exchange is advisable; and

      2.3. No injunction, restraining order or other order issued by a court of competent jurisdiction that prohibits the consummation of the Share Exchange shall be in effect, and no governmental action or proceeding shall have been commenced or threatened by any United States federal, state, local or any foreign government, governmental regulatory or administrative authority, board, bureau, department, instrumentality, agency, commission or quasi-governmental unit, or any court, tribunal or judicial or arbitral body seeking any injunction, restraining order or other order that seeks to prohibit, restrain, invalidate or set aside the consummation of the Share Exchange.

3.    Other Matters.

      3.1. Further Assurances. The parties hereto agree that they will cause to be done any and all acts and things, and cause to be executed, delivered, filed, and recorded any and all instruments, papers, and documents prescribed by the laws of the State of New Jersey and the State of Delaware, which are or become necessary, proper, or convenient to effectuate the Share Exchange or to carry out or put into effect any of the provisions of this Share Exchange Agreement.

      3.2. Governing Law. This Share Exchange Agreement shall be governed by, and construed and interpreted in accordance with, the laws of the State of New Jersey, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws.

      3.3. Termination. This Share Exchange Agreement may be terminated for any reason at any time before the filing of the Certificate of Share Exchange with the Department of Treasury, Division of Revenue of the State of New Jersey by resolution of the Board of Directors of Foodarama.

      3.4. Amendment. This Share Exchange Agreement may, to the extent permitted by law, be amended at any time, whether before or after shareholder approval, by action taken by the Board of Directors of Foodarama.

      IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement and Plan of Share Exchange as of the day first above written.

                                            Foodarama Supermarkets, Inc.

                                         By:
                                            -------------------------------
                                       Name:
                                      Title:

                                            FSM-Delaware, Inc.

                                         By:
                                            -------------------------------
                                       Name:
                                      Title:

                                     Annex B

                 [Letterhead of William Blair & Company, L.L.C.]

March 2, 2006

Special Committee of the Board of Directors
Foodarama Supermarkets, Inc.
922 Highway 33
Suite 1, Building 6
Freehold, NJ 07728

Gentlemen:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of outstanding shares of common stock of Foodarama Supermarkets, Inc. (the "Company") other than shareholders of Saker Holdings Corp. (the "Minority Shareholders") of $53.00 per share in cash (the "Consideration") proposed to be paid to the Minority Shareholders pursuant to a Tender Offer and Support Agreement (the "Agreement") substantially in the form of the draft (the "Draft Agreement") dated February 27, 2006 by and among Saker Holdings Corp. (the "Purchaser") and the Company. Pursuant to the terms of and subject to the conditions set forth in the Agreement, the Purchaser will tender for all shares held by the Minority Shareholders, which tender offer will be conditioned on, among other things, the approval by the Company's shareholders of a share exchange pursuant to which each outstanding share of the Company's common stock will be exchanged for one share of common stock of a newly formed Delaware corporation, and which tender offer, if completed, will be followed by a merger of the Delaware corporation into the Purchaser pursuant to which the Minority Shareholders who do not tender shares in the tender offer would receive the Consideration (such transactions are referred to herein as the "Proposed Transactions").

In connection with our review of the Proposed Transactions and the preparation of our opinion contained herein, we have examined: (a) the Draft Agreement; (b) certain audited historical financial statements of the Company for the three fiscal years ended October 29, 2005; (c) the Company's report on Form 10-K for the year ended October 29, 2005; (d) certain internal business, operating and financial information and forecasts of the Company prepared by the senior management of the Company (the "Forecasts"); (e) the Purchaser's bank loan commitment letter provided by GMAC dated as of November 23, 2005, as amended February 28, 2006; (f) agreements dated as of September 18, 1987, March 29, 1996 and August 20, 1987, as amended February 20, 1992, between the Company and Wakefern Food Corporation, the By-Laws of Wakefern Food Corporation and certain information provided by the senior management of the Company related to the Company's potential Wakefern co-op withdrawal liability (collectively, the "Wakefern Agreements"); (g) financial and stock market information of the Company compared with those of certain other publicly traded companies we deemed relevant; (h) information regarding financial terms of certain other business combinations we deemed relevant; (i) current and historical market prices and trading volumes of the common stock of the Company; and (j) certain other publicly available information on the Company we deemed relevant. We have also held discussions with members of the senior management of the Company to discuss the foregoing and to discuss the Company's current strategic and financial position. We have considered other matters which we have deemed relevant to our inquiry and have taken into account such accepted financial and investment banking procedures and considerations as we deemed relevant.

In rendering the opinion contained herein, we have assumed and relied, without independent verification, upon the accuracy and completeness of all the information examined by or otherwise reviewed or discussed with us for purposes of such opinion, including without limitation the Forecasts provided by senior management of the Company. We have not made or obtained an independent valuation or appraisal of the assets, liabilities or solvency of the Company. We have been advised by the senior management of the Company that the Forecasts examined by us have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior management of the Company. In that regard, we have assumed, with your consent, that (i) the Forecasts will be achieved in the amounts and at the times contemplated thereby and (ii) all material assets and liabilities (contingent or otherwise) of the Company are as set forth in the Company's financial statements or other information made available to us. We express no opinion with respect to the Forecasts or the estimates and judgments on which they are based. We have assumed, with your consent, that the Wakefern Agreements significantly limit other parties that would be deemed Qualified Successors (as defined in the Wakefern Agreements) and significantly increase the effective price that a third party who is not a Qualified Successor would have to pay to consummate an alternative transaction to the Proposed Transactions, and therefore significantly limit alternatives to the Proposed Transactions. For the purposes of this opinion, we did not consider, and our opinion does not address, the relative merits of the Proposed Transactions as compared to any alternative business strategies that might exist for the Company or the effect of other transactions in which the Company might engage. Our opinion contained herein is based upon economic, market, financial and other conditions existing on, and other information disclosed to us as of, the date of this letter. It should be understood that, although subsequent developments may affect the opinion contained herein, pursuant to the terms of our engagement, we are obligated to update, revise or reaffirm such opinion, upon the request of the Special Committee, only if the financial terms of the Proposed Transactions are modified in a manner which is beneficial to the Minority Shareholders within 30 days after the date of this opinion. We have relied as to all legal, accounting and tax matters on advice of the Company's and the Special Committee's advisors. We have assumed that the Agreement that is executed by the Company will substantially conform to the Draft Agreement and that the Proposed Transactions will be consummated substantially on the terms described in the Draft Agreement, without any amendment or waiver of any material terms or conditions. We were not requested to, nor did we, seek any expression of interest from any other parties with respect to any alternative transaction to the Proposed Transactions.

William Blair & Company has been engaged in the investment banking business since 1935. We continually undertake the valuation of investment securities in connection with public offerings, private placements, business combinations, estate and gift tax valuations and similar transactions. In the ordinary course of our business, we may from time to time trade the securities of the Company for our own account and for the accounts of customers, and accordingly may at any time hold a long or short position in such securities. We have acted as the financial advisor to the Special Committee in connection with the Proposed Transactions and will receive a fee from the Company for our services. In addition, the Company has agreed to indemnify us against certain liabilities arising out of our engagement.

Our advisory services and our opinion were provided for the use and benefit of the Board of Directors of the Company, or its Special Committee, in connection with its consideration of the transactions contemplated by the Agreement. Our opinion is limited to the fairness, from a financial point of view, to the Minority Shareholders of the Consideration in connection with the Proposed Transactions, and we do not address the merits of the underlying decision by the Company to engage in the Proposed Transactions, and this opinion does not constitute a recommendation to any shareholder to tender its shares. It is understood that this letter may not be disclosed or otherwise referred to without our prior written consent, except that the opinion may be included in its entirety in any tender offer, share exchange, proxy solicitation or similar documents supplied to the shareholders by the Company.

Based upon and subject to the foregoing, it is our opinion as investment bankers that, as of the date hereof, the Consideration is fair, from a financial point of view, to the Minority Shareholders.

                                                Very truly yours,


                                                WILLIAM BLAIR & COMPANY, L.L.C.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

      Section 102(b)(7) of the Delaware General Corporation Law enables a Delaware corporation to provide in its certificate of incorporation for the elimination or limitation of the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. However, no such provision can eliminate or limit a director's liability for any breach of the director's duty of loyalty to the corporation or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for unlawful payment of dividends or unlawful stock purchase or redemption, or for any transaction from which the director derives an improper personal benefit.

      The Registrant's Certificate of Incorporation (filed as Exhibit 3.1 to this Registration Statement on Form S-4) provides that a director of the Company shall, to the maximum extent permitted by Section 102(b)(7) or any successor provision or provisions, have no personal liability to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director.

      Section 145 of the Delaware General Corporation Law permits a corporation to indemnify a director, officer, employee or agent of the corporation (or a person who is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise) against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In the case of an action brought by or in the right of a corporation, the corporation may indemnify a director, officer, employee or agent of the corporation (or a person who is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise) against expenses (including attorneys' fees) actually and reasonably incurred by him if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent a court finds that, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper.

      The Registrant's Certificate of Incorporation and By-laws (filed as
Exhibit 3.2 to this Registration Statement on Form S-4) provide that any director or officer of the Company involved in any action, suit or proceeding, the basis of which is alleged action or inaction by such director or officer while he was acting in an official capacity as a director or officer of the Registrant or as a director, trustee, officer, employee or agent of another entity at the request of the Registrant, shall be indemnified and held harmless by the Registrant to the fullest extent permitted by Section 145 against all expense, liability and loss reasonably incurred or suffered by such person in connection therewith. Such indemnification as to such alleged action or inaction continues as to an indemnitee who has after such alleged action or inaction ceased to be a director or officer of the Registrant or a director, officer, trustee, employee or agent of such other entity and inures to the benefit of the indemnitee's heirs, executors and administrators. The By-laws also provide that the right to indemnification shall be a contract right which shall not be affected adversely as to any indemnitee by any amendment to the Certificate of Incorporation with respect to any action or inaction occurring prior to such amendment and shall include, unless otherwise restricted or prohibited by law or the Registrant's By-laws, the right to be paid by the Registrant for expenses incurred in defending any such proceeding in advance of its final disposition. The Registrant's Board of Directors may also grant these indemnification rights to any employee or agent of the Registrant or to any person who is or was a director, officer, employee or agent of the Registrant's affiliates, predecessors or subsidiaries.

Item 21. Exhibits and Financial Statement Schedules.

            (a)   Exhibit Index

     Number   Description
     ------   -----------

      2.1 Agreement and Plan of Share Exchange between the Registrant and Foodarama Supermarkets, Inc. dated as of March 2, 2006 (filed as Annex 1 to the Proxy Statement/Prospectus forming a part of this Registration Statement).

      3.1     Certificate of Incorporation of the Registrant.

      3.2     By-Laws of the Registrant.

      4.1     Specimen Common Stock Certificate of the Registrant.

      5       Opinion and Consent of Giordano, Halleran & Ciesla, P.C.

      8.1 Opinion of Giordano, Halleran & Ciesla, P.C. regarding tax matters.

      23.1    Consent of Amper, Politziner & Mattia, P.A., Independent
              Accountants.

      23.2    Consent of Giordano, Halleran & Ciesla. (filed with Exhibit 5)

      24 Power of Attorney (located on signature pages of this Form S-4 Registration Statement).

      (b)     Financial Statement Schedules

      All other schedules are omitted because they are not applicable or the required information is shown in the Financial Statements or notes thereto.

Item 22. Undertakings.

(a)   The undersigned Registrant hereby undertakes:

      (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

            (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

            (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the amount of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) under the Securities Act of 1933 if, in the aggregate, the changes in amount and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

            (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

      (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      (b)(1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

      (2) The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (a)(1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as part of an amendment to the registration statement and will not be used until such an amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment of the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by the Registrant is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

      (d) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

      (e) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the Township of Manalapan, the State of New Jersey, on March 27, 2004.

                                         FSM-DELAWARE, INC.

                                      By:  /s/ Richard J. Saker
                                         -------------------------------------
                                         Richard J. Saker
                                         President and Chief Executive Officer

                                POWER OF ATTORNEY

      KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below on this Registration Statement hereby constitutes and appoints Richard J. Saker and Michael Shapiro, and each of them, with full power to act without the other, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities to sign any and all amendments to this Registration Statement (including post-effective amendments and amendments thereto) and any registration statement relating to the same offering as this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing, ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

      Pursuant to the requirements of the Securities Exchange Act of 1933, this Registration Statement has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

           Name                                      Title                                Date
           ----                                      -----                                ----

/s/ Richard J. Saker                 President, Chief Executive Officer               March 27, 2006
-----------------------------        (Principal Executive Officer)
Richard J. Saker                     Senior Vice President, Treasurer and Chief


/s/ Michael Shapiro                  Financial Officer (Principal Financial and       March 27, 2006
-----------------------------        Accounting Officer)
Michael Shapiro


/s/ Joseph J. Saker                  Director                                         March 27, 2006
-----------------------------
Joseph J. Saker


/s/ Charles T. Parton                Director                                         March 27, 2006
-----------------------------
Charles T. Parton


/s/ Robert H. Hutchins               Director                                         March 27, 2006
-----------------------------
Robert H. Hutchins


/s/ Albert A. Zager                  Director                                         March 27, 2006
-----------------------------
Albert A. Zager